Exhibit 99.2

SEABRIDGE GOLD

MANAGEMENT PROXY CIRCULAR

DATED: May 13, 2025

Dear Fellow Shareholders,

We invite you to attend this year’s Annual Meeting of shareholders of Seabridge Gold Inc. at The Albany Club, 91 King Street East, Toronto, Ontario, Canada on Wednesday June 25, 2025 at 4:30 pm Eastern Time. The attached Circular provides important information enabling you to make informed decisions in the exercise of your rights as a shareholder, including details on our director nominees, our governance policies and procedures, our approach to executive compensation and ESG initiatives, and the other business of the Meeting.

Seabridge enjoyed a number of important successes in 2024 that position the Corporation well for 2025 and beyond.

KSM Designated “Substantially Started”

We started early construction works at the KSM Project in 2021 at a pace designed to allow us to complete sufficient work to support a determination that the KSM Project had been “substantially started” well before the expiry date of our environmental assessment certificate. We believed we had completed sufficient work at the KSM Project by the end of 2023 to support an application for the designation and submitted our application to the BC Environmental Assessment Office (“BCEAO”) in mid-January, 2024.

On July 25, 2024 the BC EAO issued its determination that the KSM Project has been “substantially started” (the “SSD”). The SSD means the environmental assessment certificate for the KSM Project is no longer subject to expiry. This represents a very significant milestone for the KSM Project and a major achievement for Seabridge. It reassured potential partners that the KSM Project can proceed under existing approvals and supports the further advancement of the Project. In late 2024 two Petitions were filed in the BC Supreme Court seeking to quash the SSD on the grounds that the BCEAO breached its duty to consult, and its duty of procedural fairness and that the SSD decision was unreasonable. The BC government is vigorously defending its decision with our support. We expect the court to hear arguments this coming September. Meanwhile, the SSD remains in full effect.

Our priority is to keep KSM moving forward so as to shorten the time to production. To that end, we completed a US$100 million financing in February 2025 that included US$20 million from a strategic investor. The majority of the funds raised will be used to obtain the remainder of the data we believe is required for a bankable feasibility study for the KSM Project as well as to continue early construction. As this work advances at the KSM Project, Seabridge continues discussions with potential joint venture partners. Securing a partner for KSM remains our most important corporate objective. We believe that with the current market environment for gold and copper, coupled with the de-risking we have accomplished at KSM, we now have all the pieces in place to conclude a successful partnership transaction.

Snip North Results Encouraging

At the Iskut Project, by the end of the 2024 exploration program, our exploration team had defined an intense and extensive hydrothermal system across a strike length of approximately 2,000 m with a dip projection of 600 m which remains open down dip to the west and northwest. This discovery will be our key exploration focus in 2025. We are working to delineate a mineral resource as quickly as practical. Although the KSM Project is a major focus of our work and expenditures, exploration remains a core component of what Seabridge is all about. We remain as committed to increasing ounces in the ground faster than shares outstanding as we have ever been.

2024 Corporate Objectives

As we do each year, Seabridge set out our objectives for 2024 early in the year and, in February, 2025, we were pleased to report our success in meeting 13 of the 15 objectives and substantially meeting a 14th objective. The updated resource estimates announced for our Courageous Lake Project in January 2024, for our Iron Cap and Kerr deposits at KSM in February 2024 and for our Bronson Slope deposit at Iskut resulted in growing our mineral resources in 2024 faster than outstanding shares. Other objectives achieved include the SSD, preparing for a joint venture, exploration work at Iskut, 3 Aces and Snowstorm, strengthening our social license, developing our sustainability strategy and advancing our risk management and cybersecurity systems. We were very proud in July, 2024 to mark a full year without a lost time incident and our health and safety efforts are continuing.

Our biggest disappointment over the last year has been our share price. We believe we have added considerable value to Seabridge’s assets as measured by objective standards such as resources per share and the achievement of important milestones in their development, but our share price has not reflected this progress despite record highs in gold. In part, this is an industry-wide problem as the ratio of GDX to GLD is near all time lows, but we think our shareholders in particular should have been better rewarded. We are diligently pursuing strategies to close this value/price gap.

Governance Progresses

The Corporation continues to improve its corporate governance measures. Our Lead Director undertook an update of our By-Laws to incorporate more current governance practices and modernize some of its provisions. Similarly, we expanded and updated our Code of Business Conduct and Ethics to make it more consistent with other leading companies. The Corporation is also advancing with succession planning for executives and internal processes to support disclosure and risk management, including supporting the collection and disclosure of climate-related and nature-related information to meet upcoming sustainability reporting obligations.

Our Corporate Governance and Nominating Committee has also recommended Board renewal and to increase the percentage of independent directors on the Board. Accordingly, Eliseo Gonzalez-Urien and Jay Layman, our two longest serving directors (other than myself), one of which is not independent, are not on the slate of nominees for re-election to the Board. Mr. Layman worked as President and COO for over 10 years and has served as a director of Seabridge for over 13 years. During his tenure, Jay made significant contributions to the growth and strategic direction of Seabridge. Mr. Gonzalez-Urien is an accomplished and enthusiastic geologist that has been a strong contributor to the evolution of Seabridge, particularly to our exploration successes, since he first became a director 19 years ago. Seabridge has been fortunate to have had the benefit of their guidance for such a long time and, on behalf of all of our shareholders, I thank them for all they have done for us. To facilitate a smooth transition at the Board level, both Jay and Eliseo have agreed to serve as advisors to the board for an additional year.

I hope to see you at the Meeting. If you cannot attend, please return your proxy and let your voice be counted.

On behalf of the Board of Directors,

“Rudi P. Fronk”

Rudi P. Fronk
Chairman and C.E.O.
May 13, 2025

MEETING INFORMATION

Type:	Annual General Meeting
Date:	June 25, 2025
Time:	4:30 p.m. Eastern Daylight Time
Place:	The Albany Club, 91 King Street East, Toronto, Ontario, Canada

Matters For Consideration at the Meeting

1.	Receiving the Financial Statements and Auditor’s Report
2.	Fixing the Number of Directors at Ten
3.	Electing the Directors
4.	Appointing the Auditor and Authorize the Auditor Remuneration
5.	Approving the Adoption of a new By-law for the Corporation
6.	Approving, on an Advisory Basis, the Corporation’s Approach on Executive Compensation

Information with respect to the matters for consideration at the Annual General Meeting (the “Meeting”) is set forth in this Management Proxy Circular (the “Circular”) under the heading “Business of the Meeting” and in the other sections of this Circular as outlined in that section.

Proxy and Voting Instruction Form

Registered shareholders of the Corporation will receive a Notice of Meeting and a form of proxy directly from the Corporation’s agent. If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign and date the form of proxy and return the same within the time and to the location set out in it in order to vote on the matters for consideration at the Meeting.

Non-registered shareholders will receive a Notice of Meeting and a voting instruction form from the intermediary holding shares on your behalf. Non-registered shareholders are requested to read the instructions included in the voting instruction form and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein in order to vote on the matters for consideration at the Meeting.

More detailed information regarding the proxy solicitation process, voting by proxy or voting instruction form is set forth below under the heading “Proxy Solicitation and Voting”.

Information in this Circular is provided as of May 13, 2025 unless stated otherwise.

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SEABRIDGE AND SUSTAINABILITY

Seabridge is committed to following strong Environmental, Social, Governance (“ESG”) practices, including climate-related practices and Diversity, Equity and Inclusion (“DEI”) initiatives in a way that builds value for shareholders, stakeholders and partners. It is not just a one-time action or a single phase in project design. Pursuing sustainability entails creating a corporate culture and approach to business that is mindful of the impacts of our activities and decisions, and our ability to influence positive change over time. This approach involves prioritizing protection for environmental values in the areas of our projects, contributing to the health, economic, and social well-being of our employees and local communities, and acting on relevant national and global priorities.

Seabridge reports sustainability performance through the release of an annual Sustainability Report. In December 2021, the Corporation published its inaugural Sustainability Report detailing its approach, efforts and progress in respect of ESG matters and the integration of sustainability into all aspects of the Corporation’s business. The reporting period for the inaugural Sustainability Report was January 1, 2020 to September 30, 2021. In September 2022, the Corporation published its Sustainability Report Supplement in respect of the final quarter of 2021. In May 2023, the Corporation released its 2022 Sustainability Report, in alignment with the recommendations of the Task Force on Climate-related Financial Disclosure (“TCFD”). In 2023, the Corporation also submitted its first response to the Climate Disclosure Project (“CDP”) climate disclosure. In May 2024, the Corporation released its 2023 Sustainability Report, which also added alignment with the recommendations of the Taskforce on Nature-related Financial Disclosures (“TNFD”) and value chain engagement recommendations of the Transition Plan Taskforce (“TPT”). The Corporation’s annual CDP submission captured this more holistic approach to climate-related disclosure, integrating relevant nature-related content.

Seabridge is planning to release its Sustainability Report in respect of 2024 in early June, 2025. In its 2024 Sustainability Report, the Corporation continues to take an enterprise-wide approach to provide a holistic view of its climate- and nature-related risk profile and strategy development. This approach was informed by workshops involving staff from across functional and corporate teams as well as the Board of Directors. As we progress on our sustainability journey, we acknowledge that gaps continue to exist in our 2024 Report in meeting all TCFD and TNFD recommendations. Seabridge takes an iterative approach to its TCFD and TNFD-aligned reporting and commits to report transparently on the evolution and improvement of its climate and nature management approach and disclosure year after year.

Highlights of Seabridge’s activities on ESG matters are set forth below and more detail is provided in our Sustainability Reports. The Sustainability Reports and supporting data tables may be viewed in full by selecting the “Sustainability” tab on the Corporation’s website, www.seabridgegold.com.

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Environment

Through the implementation of responsible design, a design approach which places a greater emphasis on the protection of air, water quality, fish, wildlife and vegetation, the Corporation works to minimize the footprints and environmental impacts of its project designs in the context of its business. Seabridge performs ongoing evaluations of risks and opportunities associated with climate change and nature at the Board, executive management and operational level aligned to the TCFD and TNFD. Seabridge successfully captured and reported on its Scope 1 and 2 carbon emissions for the first time in respect of 2022. Since January 1, 2023, the Corporation has also implemented various measures and engagement practices to start collecting data for the purposes of being able to calculate Scope 3 emissions, in alignment with the Transition Plan Taskforce (“TPT”) recommendations.

Scope 3 emissions are not produced by the Corporation itself and are not the result of activities with assets owned or controlled by it. They are emissions by third parties whose business activity is either upstream or downstream within Seabridge’s value chain. Seabridge started its work on Scope 3 emissions by performing an analysis to identify purchased goods for which emissions can be calculated in the future. From its analysis, with respect to the Corporation’s contractors, only contractors that burn their own fuel fall within the remit of Scope 3. Seabridge’s Scope 3 emissions sources for the purposes of the Sustainability Report for 2023 included: commuting of both contractors and employees to the Corporation’s Project sites (KSM, Iskut, Snowstorm, 3 Aces and Courageous Lake), contracted waste management services, business travel inclusive of accommodation, and some transport and performance of the analysis of exploration laboratory samples.

Social Responsibility

Seabridge’s projects in Canada are located within or near the traditional territories of Indigenous groups (or First Nations). Our approach to project planning emphasizes early, frequent, and transparent communication and providing timely responses to requests and queries. Through engagement and dialogue, we develop plans that consider and incorporate Indigenous feedback to address their needs and reasonable concerns. We maintain a focus on promoting employment and contracting opportunities for members of Indigenous groups at our projects. For example, at the KSM Project, out of the aggregate spending on early construction works from 2021 to 2024 of $450 million, the Corporation spent $261 million, or 58% with businesses owned by, or in a business relationship with, governments or members of Indigenous groups from the area around the Project. Our efforts include direct community outreach, participation in career fairs, providing bursaries and educational programs for building knowledge and career development, working with local Indigenous businesses and their partners, implementing commitments in our Impact and Benefit Agreements with the Nisga’a Nation and the Tahltan Nation, and encouraging our contractors to do the same.

In 2024, across all our significant locations of operation:

●	approximately $61.6 million was spent on local procurement; and

●	58% of the total procurement budget was spent on local suppliers.

The Corporation’s efforts to support diversity and create a respectful work environment has also resulted in women constituting 30% of its executive team and 57% of its workforce.

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Governance

Seabridge’s Board of Directors, its Audit Committee and its Sustainability Committee are responsible for the oversight and management of risks, including environmental and climate change-related risks. In 2021, the Board established a Sustainability Committee and broadened the scopes of other Board Committees’ responsibilities to include relevant ESG and DEI matters. The Board and its Sustainability Committee are responsible for the Corporation’s environmental and climate change-related risk management and strategy. All members of the Sustainability Committee are directors. The Committee is currently led by the designated Chief Sustainability Officer, who oversees the performance of climate change commitments within the Corporation. Climate change is a standing agenda item for Sustainability Committee meetings, whereby concerns, data, targets, and strategy are discussed and reviewed. This is supplemented by work undertaken by the senior executive team. The outcomes of the Sustainability Committee’s work is reported to the Board of Directors at each meeting and an in-depth strategic review at the Board level occurs on an annual basis.

Seabridge is committed to embedding ESG and specifically climate-change related risk management into the performance evaluation and remuneration process. Each year, Seabridge establishes a set of objectives to be accomplished for the year. In 2024, 4 of our 15 objectives related to ESG and they had a collective weighting for incentive compensation of the Corporation’s officers of 17.5%. Each of these 4 objectives were achieved. In 2024, these four objectives were:

1)	Continue to strengthen our social license with Indigenous Partners and local communities. (Weighting: 5.5%)

2)	Continue to develop and update our sustainability strategy to incorporate the values of Seabridge and reflect the requirements of regulatory and government agencies. (Weighting: 4.5%)

3)	Continue to mature our risk management programs and systems. (Weighting: 3.5%)

4)	Promote a positive culture of Health and Safety through continuous improvement in key leading indicators and initiatives implemented in 2023. (Weighting: 4%)

Seabridge began a formal risk management process several years ago, which was expanded in 2022 to include a review of climate related risks and opportunities and expanded again in 2023 to include a review of nature-related risks and opportunities.  Also in 2023, Seabridge’s executive and Board undertook the first enterprise-level key risk review and further developed our risk management approach, including climate change-related risks and opportunities. The goal of the review was to ensure the integration and coordination of all risk management activities within the Corporation ensuring a comprehensive and consistent view of the Corporation’s enterprise risk profile. The intent of the risk management system is to continually identify and assess risks and opportunities that may positively or negatively impact the business and ensure the Corporation proactively takes appropriate measures to address those risks. We will continue to advance our risk management process in future years.

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Seabridge has also adopted a Diversity Policy and achieved our goals of having a minimum of 30% of our directors and 30% of our executive officers be women. In addition, each of our Board and executive team includes one person that is a member of a Canadian First Nation. In 2023, we adopted a Say-on-Pay Policy, and our shareholders had the opportunity to vote on the Corporation’s compensation approach at its Annual General Meetings in 2023 and 2024. Shareholders will have a similar opportunity to vote on the Corporation’s compensation approach at the Meeting and future Annual General Meetings. Seabridge has also established policies to promote responsible executive behaviour, including a “Clawback” Policy, an Equity Ownership Policy, an Anti-Hedging Policy, a Whistleblower Policy and a Code of Business Conduct and Ethics.

As a result of its ongoing work to advance its governance practices and procedures, as of the date of this Circular, Seabridge has in place the following Policies:

Brief descriptions of many of these Policies appear in this Circular in the “Code of Ethics, Governance Policies and Corporate Policies” section under the heading “Corporate Governance”. The text of the above Policies may be viewed in full by selecting the “Governance” tab under the heading “Company” on the Corporation’s website, www.seabridgegold.com. The Board, or the relevant Committee also undertakes routine reviews of its Policies and updates them as considered appropriate.

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The Board has also taken numerous measures to promote high functioning and independent decision-making at the Board level, including:

●	putting forward a slate of directors that has 80% independent director nominees and including, at the end of every Board meeting, an in-camera session attended only by independent directors to provide a regular opportunity for open and candid discussion amongst all independent directors.

●	appointing a Lead Director who has the role and responsibility to act as independent leader of the Board.

●	meeting annually with management to review the plans for Seabridge strategy, project updates and goals and participating in management’s annual budget preparation.

●	undertaking an annual assessment process of the performance of the Board and the Corporation and taking action to address any issues.

●	monitoring director overboarding and director renewal (if all director nominees are elected, then 6 directors (60% of the full Board and 75% of the independent directors) will have joined the Board within the past five years).

●	all Board Committees are made up of at least 50% independent directors, with the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee being 100% independent directors.

●	Board Committees are authorized independently to engage advisors when necessary to fulfil their mandates.

Finally, Seabridge relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis and other operational activities, human resource management, regulatory compliance, and communications with employees and third parties. As such, Seabridge conducts regular maintenance, updates and replacement of networks, equipment, IT systems and software, as well as pre-emptive work and redundancies to mitigate the risks or magnitude of failures, if any. Our IT systems and software are protected by various tools including, but not limited to, anti-virus and anti-malware with integrated threat intelligence and immediate response systems, perimeter firewalls, password requirements including multi-factor authentications, and e-mail security and protection solutions. An independent IT vulnerability assessment was conducted in 2024 reporting on gaps and providing recommendations for improvement within Seabridge’s security protocols. The Corporation also conducts ongoing testing of all employees’ ability to recognize potentially malicious emails or other communications that could enable an intruder to download malware onto the Corporation’s systems leading to the potential circumventing of the Corporation’s cybersecurity protocols and to potentially steal or hold ransom Seabridge data.  In 2023 and 2024 Seabridge held a penetration review by a third-party consultant, as well as cybersecurity awareness training sessions for our personnel. Seabridge has not experienced any material losses relating to cyber-attacks or other information security breaches in the last three years.

More in depth information in respect of the governance of the Corporation appears in this Circular under the heading “Corporate Governance”.

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TABLE OF CONTENTS

MEETING INFORMATION	iii
SEABRIDGE AND SUSTAINABILITY	iv
Environment	v
Social Responsibility	v
Governance	vi
BUSINESS OF THE MEETING	1
Financial Statements and Auditor’s Report	1
Number of Directors and Election of Directors	1
Appointment and Remuneration of Auditor	2
Adoption of the New By-Law	2
Advisory Resolution on Executive Compensation	6
Interest of Certain Persons in Matters to be Acted Upon	7
Other Matters	7
NOMINEES FOR ELECTION AS DIRECTORS	8
The Nominees	8
Nominees’ Skills	17
Board Gender Diversity	19
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	19
CORPORATE GOVERNANCE	21
Board of Directors	21
Board Mandate	24
Position Descriptions	25
Orientation and Continuing Education	25
Code of Ethics, Governance Policies and Corporate Policies	27
Nomination of Directors	30
Corporate Governance and Nominating Committee	32
Audit Committee	32
Compensation Committee	33
Two Additional Board Committees	35
Assessments	36
Term Limits and Other Mechanisms of Board Renewal	36

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Policies Regarding Diversity in Board Membership and Executive Officers	37
Expectations and Accountability of Management	39
EXECUTIVE COMPENSATION	39
Compensation Discussion and Analysis	40
Summary Compensation Tables	54
Incentive Plan Awards	55
Pension Plan Benefits	57
Termination and Change of Control Benefits	57
Director Compensation	58
Securities Authorized for Issuance Under Equity Compensation Plans	61
Indebtedness to Corporation of Directors and Executive Officers	62
PROXY SOLICITATION AND VOTING	62
Solicitation of Proxies	62
Appointment of Proxyholder	63
Voting By Proxy	63
Completion and Return of Proxy	63
Non-Registered Holders	64
Revocability of Proxy	65
Record Date	65
Voting Shares and Principal Holders of Voting Securities	65
ADDITIONAL INFORMATION	66
Interest of Informed Persons in Material Transactions	66
Management Contracts	66
Response to Shareholders	66
Information Relating to the Corporation	67
APPROVAL	67
APPENDIX 1 POLICY STATEMENT ON DIVERSITY	I
APPENDIX 2 EQUITY INCENTIVE COMPENSATION PLANS	I
APPENDIX 3 BY-LAW	I

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BUSINESS OF THE MEETING

At the Meeting, the items of business described in the sections below will be placed before the shareholders.

Financial Statements and Auditor’s Report

The audited consolidated financial statements of the Corporation for the year ended December 31, 2024 (the “Financial Statements”) and the report of the auditor thereon will be placed before the Meeting. Approval of the shareholders is not required in relation to the Financial Statements or auditor’s report.

Number of Directors and Election of Directors

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The shareholders have fixed the number of directors at eleven and the Corporation presently has eleven directors. The Corporate Governance and Nominating Committee (the “Governance Committee”) conducted its annual assessment in respect of the Board’s performance and composition. It determined that the experience and diversity needs of the Board could be met, and its effectiveness might be enhanced, with a Board of ten directors. It also decided that it would recommend that two of the directors, who have served on the Board for over 12 years, not be nominated and a new director would be, to further Board renewal.

At the Meeting, shareholders will be asked to decrease the number of directors of the Corporation to ten. Management of the Corporation proposes the following ten persons as its nominees for election as directors of the Corporation at the Meeting:

Information concerning each of the nominees appears in this Circular under the heading “Nominees for Election as Directors”. Information regarding the Corporation’s corporate governance policies and practices, and its executive compensation policies and payments to executive officers, are also set forth in this Circular under the headings “Corporate Governance” and “Executive Compensation”, respectively.

If the nominees listed above are elected, women directors will make up 40% of all directors and 37.5% of all independent directors. In addition, 10% of the Board will be Indigenous Canadian.

On August 31, 2022, amendments to the Canada Business Corporations Act (the “CBCA”) came into force which impact how directors of CBCA corporations, such as Seabridge, are elected. As a result of these amendments, shareholders must vote on directors individually, not by slate. You may either vote “for” or “against” the election of each Nominee and directors are not

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considered elected unless they receive more votes “for” their election than “against” at an uncontested meeting. Although the CBCA permits a Board to allow an incumbent director that is not elected to continue in office for up to 90 days, the Board will not recognize an unelected nominee as continuing in office and shall appoint a replacement in accordance with the CBCA. As a result, at the Meeting, a nominee will only be elected and continue in office after the Meeting if the number of votes cast in the nominee’s favour represents a majority of the votes cast in respect of the nominee.

Majority Voting Policy

The Toronto Stock Exchange (“TSX”) has indicated that the CBCA amendments described above satisfy the TSX’s requirement for a majority voting policy for the election of directors. Accordingly, in May 2023, the Corporation repealed its Majority Voting Policy since it is no longer necessary in light of the CBCA amendments and the TSX’s position.

Appointment and Remuneration of Auditor

Shareholders will be asked to vote on the reappointment of KPMG LLP, of Suite 4600, 333 Bay Street, Toronto, Ontario, as Auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the Auditor.

Auditor’s Fees

For the years ended December 31, 2024, and 2023, the Corporation paid the external auditor as detailed below:

	2024	2023
Audit fees	$1,231,514	$750,500
Audit related fees	Nil	Nil
Tax fees	Nil	$185,760
Other fees	Nil	Nil
Total	$1,231,514	$936,260

Adoption of the New By-Law

By-law No. 1 (“By-law No. 1”) was amended by the Corporation’s Board on May 12, 2023, and such amendment was approved by Shareholders at the Corporation’s Annual Meeting held on June 28, 2023. By-law No. 2 (together with By-law No. 1, the “Old By-laws”) was approved and became effective on October 31, 2002.

The Corporation has recently undertaken a review of the Old By-laws in light of evolving corporate governance practices. The Corporation determined that it would be in the best interests of the Corporation to implement a new By-law (the “December By-law”) to replace the Old By-laws entirely and implement certain other desirable changes to its governance.

On December 9, 2024, the Board approved the repeal of the Old By-laws and the adoption of the December By-law (collectively, the “By-law Replacement”). The By-law Replacement became effective upon being approved by the Board; however, under the CBCA, the Board is

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required to submit the December By-law Replacement to the Shareholders at the next meeting of the Shareholders, at which time the Shareholders may confirm, reject or amend the By-law Replacement. On May 13, 2025, the Board amended the December By-law to reflect current advance notice standards for director nominations (such amended December By-law, the “New By-law”). The full text of the New By-law is attached as Appendix 3 to this Circular.

Comparison of the New By-law to the Old By-laws

The following is a summary of the material differences between the New By-law and the Old By-laws. Shareholders are encouraged to carefully read in full the New By-law attached as Appendix 3 hereto.

The key differences between the New By-law and the Old By-laws include, but are not limited to:

(a)	Advance Notice (Director Nominations) – The New By-law includes advance notice requirements for the nomination of directors (the “Advance Notice Requirements”), which are not contained in the Old By-laws. The Advance Notice Requirements provide a framework for Shareholders to nominate directors within a reasonable timeframe and to provide all Shareholders with information about potential nominees. Please see Section 5 of Appendix 3 hereto for the Advance Notice Requirements in full. Key elements of the Advance Notice Requirements include:
i.	nominations of persons for election to the Board may only be made at an annual meeting of Shareholders, or at a special meeting of Shareholders if one of the purposes for which the special meeting was called is the election of directors, which aligns with the CBCA;
ii.	nominations can be made by or at the direction of the Board, most commonly pursuant to a notice of meeting, and can also be made by or at the request of one or more Shareholders pursuant to a proposal or requisition made in accordance with the CBCA;

iii.	a “Nominating Shareholder” may nominate a person for election as a director if such person: (i) provides notice to the secretary of the Corporation not less than 60 days prior to the date of the meeting (subject to other specific timing requirements, content requirements and delivery requirements as provided in Section 5.3, 5.4 and 5.7 of Appendix 3 hereto, respectively); and (ii) owned voting shares both at the time of giving such notice and as of the record date set for the meeting; and
iv.	the Chair will have the power and duty to determine whether a nomination was made in accordance with the required procedures and, if not, to declare that the nomination is defective and will be disregarded. The Board may, in its sole discretion, waive any procedural requirements.
(b)	Directors of the Corporation – The New By-law:
i.	clarify the time periods for notice in advance of a meeting of directors;
ii.	allow for greater flexibility by allowing a majority of the directors present at any meeting of the Board, whether or not a quorum is present, to adjourn and reconvene a meeting to another time and place, as is consistent with the CBCA;
iii.	modernize the hierarchy of persons who, if present, will be selected to act as chair at a meeting of the Board or Shareholders. The order under the New By-

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law will be: (1) the Chair, (2) Lead Director, (3) Chief Executive Officer, then (4) President;

iv.	align with the corporate law requirements providing that at least 25% of the directors must be Canadian residents and at least 25% of the directors present at any directors meeting must be resident Canadians;
v.	clarify that any vacancies occurring on the Board by reason of death, ceasing to be qualified, or written resignation may be filled by the affirmative votes of a majority of the remaining members of the Board; and
vi.	permit the Board to appoint additional directors to the Board between shareholder meetings, such number of directors not to exceed 1/3 of the number of directors elected at the previous shareholders meeting.
(c)	Lead Director – The New By-law allows the Board to appoint a “lead director” and assign such director powers and duties as the Board may specify, including duties that would ordinarily be under the purview of the Chair, which aligns with the Corporation’s existing “Lead Director Role and Responsibilities” policy.
(d)	Indemnity and Limitation of Liability – The provisions in the New By-law regarding the protection of directors and officers align with the CBCA requirements and clarify the application of these provisions.
(e)	Shareholder Meetings –
i.	The New By-law grants the power to call special meetings to the Board, the Chair of the Board, the Lead Director, and the Chief Executive Officer, whereas only the Board had such power under the Old By-laws.
ii.	The Old By-laws state that a record date for the determination of Shareholders entitled to notice of the meeting cannot precede the date of any meeting of Shareholders by more than fifty (50) days or less than twenty-one (21) days. The New By-law defers to the time periods prescribed by the CBCA and applicable securities laws.
iii.	The New By-law modifies the threshold for quorum at a Shareholders meeting from two (2) Shareholders present in person or by proxy representing not less than thirty-three and one third percent (33 1/3rd %) of the votes entitled to be cast at the meeting, as provided in the Old By-laws, to three (3) Shareholders present in person or by proxy representing not less than thirty-three and one third percent (33 1/3rd %) of the votes entitled to be cast at the meeting.
iv.	The New By-law clarifies that the Chair of the meeting shall have the discretion to decide on the sufficiency of the documentation and the authority of a Shareholder’s representative to act as the Shareholder’s nominee at the meeting.
v.	Under the New By-law, if the Board offers telephonic or electronic access to an in-person meeting, any inadequacy in the ability of Shareholders to communicate with each other will not invalidate the meeting or its proceedings, which will enhance the certainty and reliability of in-person meetings with a virtual component, ensuring they can proceed smoothly despite technical limitations.
(f)	Record Date (Dividends and Rights) – The Old By-laws require the record date for determining Shareholders entitled to receive any dividend or to exercise any right to

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be fixed no more than fifty (50) days before the date such action is taken. The New By-law defers to the time periods prescribed by the CBCA, which require no more than sixty (60) days.

(g)	Additional Updates – The New By-law:
i.	removes unnecessary duplication of corporate law statutory requirements to avoid the need to further amend the by-laws should the underlying statutory provisions be amended;
ii.	sets out contemporary methods of providing notice to directors, Shareholders and others;
iii.	modernizes the execution of documents or instruments, permitting electronic signature and in counterparts, as permitted by law; and
iv.	makes certain other changes of an administrative or clerical nature.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass, with or without variation, a resolution to confirm, ratify and approve the repeal of the Old By-laws and to confirm, ratify and approve the New By-law (the “By-law Replacement Resolution”). If the By-law Replacement Resolution is approved by the Shareholders, the New By-law will continue to be effective. Failing confirmation by the Shareholders at the Meeting, the New By-law will terminate and be of no further force or effect and the Old By-Laws will once again govern. All Shareholders present at the Meeting, whether in person or by proxy, will be entitled to vote on such resolution.

The By-law Replacement Resolution will be in the following form:

“BE IT RESOLVED, as an ordinary resolution, that:

(a)	the By-Law of Seabridge Gold Inc. (the “Corporation”), in the form attached as Appendix 3 to the management proxy circular of the Corporation dated May 13, 2025, as previously adopted and amended by the board of directors of the Corporation (the “Board”) on December 9, 2024 and May 13, 2025, respectively, is hereby ratified, approved and confirmed as a by-law of the Corporation;
(b)	the repeal of all previous by-laws of the Corporation by the Board on December 9, 2024, is hereby ratified, approved and confirmed; and
(c)	any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution, the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination, provided such actions are carried out within the limit of the law.”

In order to pass, at least a majority of the votes cast by the Shareholders present at the Meeting in person or by proxy must be voted in favour of the By-law Replacement Resolution.

The Board unanimously recommends that each shareholder vote FOR the approval of the By-law Replacement Resolution. Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted “FOR” the approval of the By-law Replacement Resolution.

SEABRIDGE GOLD	5

Advisory Resolution on Executive Compensation

The Board has adopted a Say-on-Pay Policy under which the Corporation will give its shareholders the opportunity annually to express their views on the Corporation’s executive compensation practices and decisions in the form of a non-binding shareholder advisory vote (“Say-on-Pay”). Say-on-Pay is intended to enhance accountability for the Board’s compensation decisions.

The results of this year’s vote will be reported following the Meeting. As this is an advisory vote, the results are not binding, and the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the voting results into account when considering future compensation policies, procedures, and decisions and in determining if there is a need to modify any aspect of the Board’s engagement with shareholders.

Shareholders are encouraged to review and consider the information regarding the Corporation’s approach to compensation under the heading “Executive Compensation” and, in particular, within that Section under “Compensation Discussion and Analysis”. In each of 2022 to 2024, the Corporation engaged The Bedford Consulting Group, compensation advisors, to review and recommend compensation practices for the Corporation’s officers and directors. In 2022, Bedford made numerous recommendations regarding the Corporation’s compensation approach and these recommendations were implemented by the adoption of an entirely new approach to short-term and long-term incentive compensation. In 2023 and 2024, Bedford reviewed the compensation approach and made recommendations to implement minor updates to the Corporation’s approach. Shareholders who vote against the Say-on-Pay resolution are encouraged to contact the Board using the contact information under the heading “Information Relating to the Corporation” in this Circular to discuss their concerns about the Corporation’s approach to executive compensation.

At the Meeting, shareholders will be asked to consider, and if thought fit, pass the following resolution (the “Say-on-Pay Resolution”) regarding executive compensation:

“BE IT RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular dated May 13, 2025 in respect of its Annual General Meeting of Shareholders.”

The Board unanimously recommends that each shareholder vote FOR the Say-on-Pay Resolution. Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted “FOR” the Say-on-Pay Resolution. If the Say-on-Pay Resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with shareholders (particularly those who are known to have voted against the Say-on-Pay Resolution) to understand their concerns and will review the Corporation’s approach to executive compensation in the context of those concerns. Results from the Board’s review will be discussed in the Corporation’s management proxy circular the following year. At the Corporation’s Annual General Meeting in 2024 the Say-on-Pay vote was approved by 96.7% of the shareholders who voted on the resolution.

SEABRIDGE GOLD	6

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein, no person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

SEABRIDGE GOLD	7

NOMINEES FOR ELECTION AS DIRECTORS

The Nominees

The names of the nominees for election as directors of the Corporation and information concerning these nominees is set forth below. The Corporation does not have an executive committee. The Corporation is required to have an audit committee. The Corporation also has a Compensation Committee, a Corporate Governance and Nominating Committee (the “Governance Committee”), a Sustainability Committee and a Technical Committee. The Members of these committees of the Board are as set out in the tables below. All the incumbent directors hold sufficient securities of the Corporation to meet the securities ownership threshold applicable to them under the Corporation’s Equity Ownership Policy. The information in the tables below is provided as of May 13, 2025, except where expressly stated otherwise.

Trace Arlaud, Colorado, USA	Independent
Director Since: June 2021

Ms. Arlaud, M. Eng., CDI.D is currently the CEO of underground mining specialist, IMB Inc. She previously held lead engineering roles with several engineering and project implementation consultants including Hatch Associates Inc. and McIntosh Engineering (Stantec). Prior to that, she was Chief Engineer at PT Freeport in Indonesia, and held engineering roles at WMC Resources Ltd. and Normandy Ltd. both of Australia. Ms. Arlaud is an expert in mining, geology, geotechnical engineering, mining engineering and project management with 28 years of industry experience. She is also a Board member of Global Atomic Corporation, Imdex Ltd. and Igo Ltd.

Educated in Victoria, Australia, Ms. Arlaud has a Masters of Mining Engineering from the University of Ballarat and a BSc with Honours from La Trobe University.

Securities Held At: May 12, 2025	Seabridge Board and Board Committees (2024)		2024 Meetings Attended
Shares: 14,000 RSUs: 11,000 DSUs: 6,000 Total Shares, RSUs & DSUs: 31,000 Total Value ($) of Shares, RSUs and DSUs: $507,780 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Corporate Governance & Nominating C’ttee ● Technical Committee		7/8 3/3 1/1	87.5% 100% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,233,189	98.73%	415,891	1.27%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Global Atomic Corp. IGO Limited Imdex Limited		● Health and Safety Committee ● Nomination & Governance, Sustainability ● Renumeration Committee
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees

SEABRIDGE GOLD	8

MATTHEW COON COME, Quebec, Canada	Independent
Director Since: June 2023

Mr. Coon Come is the former Grand Chief of the Grand Counsel of the Crees (Eeyou Istchee) and the Cree Regional Authority and a former Chairperson of the Cree National Trust. He was National Chief of the Assembly of First Nations from 2000 to 2003 and previously was Grand Chief/Chairman of the Grand Counsel of the Crees of Québec from 1987 to 1999 and 2008 to 2017. Earlier, he served two terms as Chief of the Mistissini First Nation. Mr. Coon Come is a Founding Member of the Board of Compensation of the Cree Nation and has been a director of Creeco, AirCreebec, Cree Regional Economic Enterprise Company and Cree Construction Company, and Chairman of Cree Housing Corporation and James Bay Native Development Corporation. He was a founding director of the First Nations Bank of Canada. He is a director of Labrador Iron Mines Holdings Limited, and served from 2017 as a director, Goldcorp Inc. (TSX) and its successor company Newmont Corporation (TSX and NYSE) on the Safety and Sustainability Committee, leaving that board in 2022. He is a member of the NACD and ICD.

Mr. Coon Come has been presented with numerous awards in the fields of aboriginal affairs and environmental stewardship. He received both the Goldman Price (1994) and the National Aboriginal Achievement Award (1995) and was awarded Honorary Doctorate of Laws degrees by Trent University in 1998 and by the University of Toronto in 2000. He was invested into the Order of Canada for his contribution to the nation.

Securities Held At: May 12, 2025	Seabridge Board and Board Committees (2024)		2024 Meetings Attended
Shares: Nil RSUs: 13,000 DSUs: 6,000 Total Shares, RSUs & DSUs: 19,000 Total Value ($) of Shares, RSUs and DSUs: $311,220 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Corporate Governance & Nominating C’ttee ● Sustainability Committee		8/8 3/3 2/2	100% 100% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,372,402	99.15%	276,678	0.85%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Labrador Iron Mines Holdings Limited		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Newmont Corporation (2019 – 2022)		● Safety and Sustainability Committee ● Advisory Council on Indigenous Affairs ● Sustainability Committee

SEABRIDGE GOLD	9

RUDI P. FRONK, Colorado, USA	Non-Independent
Director Since: October 1999

Mr. Fronk has over 40 years of experience in the gold business, primarily as a senior officer and director of publicly traded companies. In 1999, Mr. Fronk co-founded Seabridge and has served as the Corporation’s CEO since that time. Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics.

Securities Held At: May 12, 2025	Seabridge Board and Board Committees (2024)		2024 Meetings Attended
Shares: 1,225,333 directly 30,000 indirectly RSUs: 208,003 Total Shares and RSUs: 1,463, 336 Total Value ($) of Shares and RSUs: $23,969,444 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors		8/8	100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,359,072	99.11%	290,007	0.89%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Paramount Gold Nevada Corp.		● Compensation Committee (Chair) ● Technical Committee
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

SEABRIDGE GOLD	10

M. Colin joudrie, british columbia, canada	Independent
Director Since: Not Applicable

Mr. Joudrie retired as Vice President Business Development of Teck Resources Limited in June, 2024. Mr. Joudrie is an executive with over 35 years of experience in the mining industry, principally with Teck Resources Limited, but with global exposure. He is skilled in assessing a wide range of mining investments and business opportunities and executing strategies to achieve corporate objectives. Mr. Joudrie has extensive experience in identifying, establishing, directing, and managing joint venture interests and working partnerships and in-depth experience in building high-performing and value-focused teams, developing pragmatic and capital efficient exploration programs and mining project configurations. In his role with Teck Resources Limited, he also worked extensively with the Indigenous groups and communities in the vicinity of mining projects, including in the area where the Corporation’s KSM and Iskut Projects are located.

Mr. Joudrie has Bachelor of Science (Honours) in Geological Sciences from Queens University and a Masters of Business Administration from the Ivey School of Business at the University of Western Ontario.

Securities Held At: May 12, 2025	Seabridge Board and Board Committees (2024)	2024 Meetings Attended
Shares: Nil DSUs: Nil Total Shares and DSUs: Nil Total Value ($) of Shares and DSUs: $Nil Met Equity Ownership Policy Share Ownership Threshold: Not applicable. New nominee.	-Not Applicable	-
2024 Annual Meeting Voting
	Votes in Favour	Votes Against
	-Not Applicable	-
	Current Public Company Directorship	Current (Other) Board Committee Memberships

	Other Public Company Directorships Within the Last Five Years	Other Public Company Board Committees
	-	-

SEABRIDGE GOLD	11

MELANIE MILLER, Colorado, USA	Non-Independent
Director Since: June 2020

Since August 1, 2022, Ms. Miller has been Vice President, Chief Sustainability Officer of Seabridge and is Chair of the Sustainability Committee. Ms. Miller is an executive with over 20 years of success leading business and supply chain innovation for Fortune 500 organizations. Ms. Miller has comprehensive experience increasing company performance and profitability through supply chain leadership, strategic planning and analysis, and organizational management. She also has extensive experience implementing processes to improve efficiency and is accomplished in all areas of program management with a keen ability to identify, build, and maintain business relationships.

In addition to building her executive coaching practice, Ms. Miller is on the board of Highland Copper. She has two undergraduate degrees from Miami University of Ohio and has pursued graduate education at both University of Chicago and Harvard. Ms. Miller has continued to develop her skills in cybersecurity and ESG through NACD and ICD.

Securities Held At: May 12, 2025	Seabridge Board and Board Committees (2024)		2024 Meetings Attended
Shares: 22,900 RSUs: 23,800 Total Shares, RSUs & DSUs: 46,700 Total Value ($) of Shares and RSUs: $764,946 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Sustainability Committee (Chair) ● Technical Committee		8/8 2/2 1/1	100% 100% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,290,506	98.90%	358,574	1.10%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Highland Copper Company Inc.		● Governance Committee ● Safety Environment & Social Responsibility Committee
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

SEABRIDGE GOLD	12

CLEM PELLETIER, British Columbia, Canada	Independent
Director Since: June 2018

Mr. Pelletier is a process chemist/metallurgist by training with 14 years in industry and 36 years in resource-related environmental consulting. During his early years, he worked with INCO, US Borax/Rio Tinto and Utah International/BHP. In 1981, Mr. Pelletier founded the Rescan Group, a globally-recognized, industry leading mining/mineral processing engineering and environmental consulting firm. As Rescan’s President, Mr. Pelletier managed a number of acid rock drainage studies, industrial water treatment studies, mine closures and qualitative risk assessments.

He has managed large Environmental Impact Studies and permitting for major projects such as the KSM Project, the Jansen Potash Project, Goro Nickel, the Voisey’s Bay Nickel Project, Escondida and the Ekati Diamond Mine. Mr. Pelletier is a Fellow of the Canadian Institute of Mining and Metallurgy (CIMM) and has received the following awards: CIMM Distinguished Lecturer Award, CIMM Silver Medal for Distinguished Service to Mining Industry and the Technology Transfer Award from the Indonesian Department of Minerals and Energy for DSTP. In 2023, Mr. Pelletier received the AME Robert R. Hedley Award for his contribution and advances in the realm of social and environmental responsibility, including contribution to increase equity, diversity and inclusion in British Columbia, Canada and worldwide.

Mr. Pelletier is a qualified ICD.D member of the Institute of Corporate Directors and the National Association of Corporate Directors.

Securities Held At: May 12, 2025	Seabridge Board and Board Committees (2024)		2024 Meetings Attended
Shares: 38,000 RSUs: 11,000 DSUs: 6,000 Total Shares, RSUs & DSUs: 55,000 Total Value ($) of Shares, RSUs and DSUs: $900,900 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Technical Committee (Chair) ● Sustainability Committee ● Compensation Committee		8/8 1/1 1/2 1/1	100% 100% 50% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,367,799	99.14%	281,281	0.86%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	BQE Water Inc. (2000 – 2020) Newmont Goldcorp (2018 -2020)		● Audit Committee ● Technical Committee (Chair) ● Nominating & Compensation Committee ● Audit Committee

SEABRIDGE GOLD	13

JULIE ROBERTSON, Ontario, Canada	Independent
Director Since: June 2023

Ms. Robertson is Senior Vice-President, Finance at Kinross Gold Corporation. She began her career at PWC. From 2006 until 2019, she worked at Barrick Gold where she engaged in various finance roles including the development of capital projects finance framework, to ensure all capital projects follow the same best practices including but not limited to P2P; planning; cash calls; asset management; and reporting. Her other duties included presenting to the Barrick Audit Committee on quarterly results, financial control, and accounting issues, and responding to SEC and OSC comment letters. Ms. Robertson departed Barrick as Partner, Vice President & Controller in 2019 and then joined Centerra Gold Corp. as Vice President Finance and Capital Projects. In 2022, she became Chief Financial Officer of Marathon Gold Corp. (TSX:MOZ), managing finance, treasury, planning and IT until Marathon was sold at the end of 2023. She was a Director of Quebec Precious Metals Corp. (TSXV) in 2021-2023. Ms. Robertson is currently SVP, Finance at Kinross Gold.

Ms. Robertson is a Certified Public Accountant and was a member of CPA Canada’s Mining Industry Task Force on IFRS, created jointly with The Prospectors & Developers Association of Canada, ending in the role of Chairman.

Securities Held At: May 12, 2025	Seabridge Board and Board Committees (2024)		2024 Meetings Attended
Shares: Nil RSUs: 13,000 DSUs: 6,000 Total Shares, RSUs & DSUs: 19,000 Total Value ($) of Shares, RSUs and DSUs: $311,220 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Audit Committee (Chair)		8/8 4/4	100% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,293,151	98.91%	355,929	1.09%
	Current Public Company Directorship		Current (Other) Board Committee Memberships

	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Quebec Precious Metals Corp. (2021 – 2023)		● Audit & Risk Management C’ttee (Chair) ● Governance and Nominating Committee

SEABRIDGE GOLD	14

JOHN SABINE, Ontario, Canada	Independent
Director Since: June 2014

Mr. Sabine is Lead Director of Seabridge and a member of the Corporate Governance and Nominating Committee. He is a seasoned legal counsel, now retired from practice, with over 40 years experience in mining, corporate reorganization, securities, financing, and mergers and acquisitions. In addition to advising public companies and investment banks, he has served on the boards of directors of a number of public and private companies in a variety of businesses.

He is a former director and Chief Executive Officer of Arbor Memorial Services Inc. and was non-executive Chair of Anvil Mining Limited, North American Nickel Inc. (now Premium Nickel Resources Ltd.), and Meridian Mining UK Societas. Mr. Sabine has also served as a director of Minera Rayrock Inc., Discovery West, Blackrock Ventures Inc., Golden Star Resources Limited, Uranium One, Lipari Energy Inc., Barkerville Gold Mines Ltd., and Rincon Ltd., a private company with mineral assets in the United States and Argentina. Mr. Sabine holds Bachelor of Arts and Bachelor of Law degrees from Western University.

Securities Held At: May 12, 2025	Seabridge Board and Board Committees (2024)		2024 Meetings Attended

Shares: 25,000 directly

     27,000 indirectly

RSUs:   11,300

DSUs:    6,500

Total Shares, RSUs & DSUs: 69,800

Total Value ($) of Shares, RSUs and DSUs: $1,143,324

Met Equity Ownership Policy Share Ownership Threshold:
Yes

	● Lead Director, Board of Directors ● Corporate Governance & Nominating C’ttee		8/8 3/3	100% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	30,893,314	94.62%	1,755,766	5.38%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	North American Nickel Inc. (2014 – 2020) Osisko Green Acquisition Limited (2021-2023)		● Non-Executive Chair ● Lead Director ● Audit Committee (Chair)

SEABRIDGE GOLD	15

GARY SUGAR, Ontario, Canada	Independent
Director Since: June 2016

Mr. Sugar is well-known for his extensive involvement in the investment banking industry. He served for 32 years with RBC Capital Markets, including 24 years as a Managing Director. During his tenure at RBC, Mr. Sugar led numerous equity and debt offerings, advised on merger and acquisition transactions for a wide range of Canadian and international mining companies and provided on-going oversight of corporate banking relationships. Prior to his career in investment banking, he worked for the mining industry in various roles ranging from corporate development to field geologist.

Mr. Sugar has previously served on the boards of Stillwater Mining Company, Osisko Mining Corporation, Norzinc Ltd. and Romarco Minerals Inc. where he was active on Audit, Compensation and Special Committees.

Mr. Sugar holds a BSc in Geology and an MBA, both from the University of Toronto.

Securities Held At: May 12, 2025	Seabridge Board and Board Committees (2024)		2024 Meetings Attended
Shares: 31,500 RSUs: 11,000 DSUs: 6,000 Total Shares, RSUs & DSUs: 48,500 Total Value ($) of Shares, RSUs and DSUs: $794,430 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Compensation Committee (Chair) ● Audit Committee		8/8 1/1 4/4	100% 100% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,256,020	98.80%	393,060	1.20%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Norzinc Ltd. (to 2022)		● Audit Committee

SEABRIDGE GOLD	16

CAROL WILLSON, Ontario, Canada	Independent
Director Since: June 2022

Ms. Willson was appointed to the Seabridge Board in 2022, serves on 3 Committees and is Chair of the Corporate Governance and Nominating Committee. Prior to joining the Seabridge Board, Ms. Willson worked in the risk assurance and advisory consulting practices of Ernst & Young LLP (EY) from 1992 to 2021 and now has her own consulting business. At EY, as a trusted Risk Consulting leader, her projects included leading corporate governance, enterprise risk management, internal controls and internal audit consulting work. Ms. Willson has also acted as head of internal audit for gold mining companies and carried out multiple internal audit projects in key risk areas such as cybersecurity, project controls, ESG, and procurement.

Ms. Willson was previously a board member for a non-for-profit organization for 10 years and during that time acted as Board Chair and Chair of multiple Board Committees. She holds an MBA (Accounting) from the University of Toronto, risk and fraud certifications and a director’s designation (ICD.D) from the Institute of Corporate Directors.

Securities Held At: May 12, 2025	Seabridge Board and Board Committees (2024)		2024 Meetings Attended
Shares: 10,000 RSUs: 18,500 DSUs: 6,000 Total Shares, RSUs & DSUs: 34,500 Total Value ($) of Shares, RSUs and DSUs: $565,110 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Corporate Governance & Nominating C’ttee (Chair) ● Audit Committee ● Sustainability Committee		8/8 3/3 4/4 2/2	100% 100% 100% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,145,917	98.46%	503,163	1.54%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

Nominees’ Skills

As part of its annual assessment of Board composition, the Governance Committee generates a list of the areas of expertise that are important for effective governance of the Corporation and produces a matrix of the skills possessed by the current directors.  The matrix is useful in identifying the skills needed when recruiting future nominees.  While each director is not expected to have skills in every category, there should be sufficient experience and skills collectively to enable the Board to manage the Corporation and provide strategic guidance and support to management.  The table below sets out the skills and experience of each director nominee.

SEABRIDGE GOLD	17

SKILLS MATRIX

Director	Financial[1]	M&A2	Industry Knowledge[3]	Technical Mining[4]	Government Relations[5]	Governance[6]	Human Resources[7]	Sustain- ability[8]	Cyber security	Management[9]
Trace Arlaud			X	X		X	X	X		X
Matthew Coon Come			X		X	X	X	X		X
Rudi P. Fronk	X	X	X	X	X	X	X	X		X
Colin Joudrie		X	X	X	X		X	X		X
Melanie Miller	X		X			X		X		X
Clem Pelletier	X	X	X	X	X	X		X		X
Julie Robertson	X	X	X			X	X	X		X
John Sabine	X	X	X			X				X
Gary Sugar	X	X	X	X		X
Carol Willson	X	X	X			X	X	X	X	X

Notes:

(1)	Understands: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.

(2)	Understands: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in mergers and acquisitions (“M&A”).

(3)	Understands the mining industry and in particular where we have assets and the associated risks (including price and currency volatility, future growth, global supply, capital access, social license to operate and productivity).

(4)	Understands: (i) exploration activities; (ii) geology; and (iii) project development.

(5)	Understands: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).

(6)	Understands: (i) the requirements/process for oversight of Management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies in Canada and the United States.

(7)	Ability to: (i) review management structure for small-to-mid size organizations; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(8)	Understands: (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) and has experience in community relations, rights of Indigenous peoples, and stakeholder involvement.

(9)	Has received training on cybersecurity issues and/or experience with respect to providing advice on, or assistance with, implementing, cybersecurity safeguards and responses.

(10)	Ability to: (i) plan, operate and control various activities of a business; (ii) experience as a senior officer; and (iii) facilitate growth of the operations and stakeholder value.

SEABRIDGE GOLD	18

Board Gender Diversity

Of the current nominees for election to the Corporation’s Board of Directors, four of the ten (40%) are women, and amongst the independent directors, three of eight (38%) are women.

When selecting Board nominees, the Board also takes into consideration the diversity of members of Board Committees. The Corporation presently has five Board Committees, of which 3 Committees have a woman acting as Chair, and two Committees are composed of 50% or higher women members, with two more Committees having 40% women members.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Except as set forth at the bottom of this section, to the knowledge of the Corporation, no proposed director:

(a)	is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

SEABRIDGE GOLD	19

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity;

(b)	is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the foregoing, an “Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Gedex Systems Inc. (“Gedex”), a Canadian private company of which Rudi P. Fronk served as non-executive chairman and a director, was subject to an application made by FCMI Parent Co. to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in respect of Gedex, among others, pursuant to an Initial Order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 12, 2019. The Court subsequently granted a CCAA Termination Order on December 5, 2019 pursuant to which the Court approved the termination of the CCAA proceedings effective at the date and time on which Zeifman Partners Inc, as monitor (the “Monitor”) filed a Discharge Certificate with the Court. On December 23, 2019, the Monitor filed the Discharge Certificate with the Court.

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CORPORATE GOVERNANCE

The Board is committed to instituting and maintaining robust governance practices, which are essential to the success of the Corporation and to the continuing support of its stakeholders. The Corporation is also required by regulators to report annually on specific elements of its corporate governance practices.

Board of Directors

Independence

At its Annual General Meeting in 2024, eleven directors were elected, eight of whom the Corporation determined to be independent: Trace Arlaud, Matthew Coon Come, Eliseo Gonzalez-Urien, Clem Pelletier, Julie Robertson, John Sabine, Gary Sugar and Carol Willson. A director who is independent of management is free from any interest or any business or any other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings.

The Corporation’s Chairman and CEO, Rudi Fronk, is not independent. On July 31, 2022, Jay Layman resigned as President and Chief Operating Officer of the Corporation, but remained a director of the Corporation and is considered non-independent for 3 years after his resignation. On August 1, 2022, Melanie Miller was appointed Vice President, Chief Sustainability Officer of the Corporation, making her non-independent.

The Governance Committee recommended to the Board that it was in the interests of the Corporation to reduce the size of the Board, to increase director independence and to promote Board renewal by having the two longest serving directors of the Corporation, other than the Chairman and CEO, Eliseo Gonzalez-Urien and Jay Layman, not stand for re-election as directors and nominate a new independent director with strong skills in the areas of the departing directors. Eliseo Gonzalez-Urien and Jay Layman are to move into a new role, Board Advisor, to provide tailored strategic advice to the Seabridge Board and management. The slate of nominees for election as directors at the Meeting include nine current directors and one new independent nominee, Colin Joudrie. Accordingly, 80% of the directors nominated for election at the Meeting are independent.

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Meetings of Independent Directors

The Board follows a practice of holding an in-camera session at the end of every Board meeting at which only independent directors are present. This provides an opportunity for open and candid discussion amongst all independent directors and facilitates the exercise of their independent judgment. The Corporation’s Governance Committee is comprised of four independent directors. The Governance Committee has a mandate to meet formally at least once a year without non-independent directors or management to review governance matters for the Corporation. The emphasis of the Governance Committee’s work is to ensure that independent directors have the information and resources required to meet their responsibilities and to provide a mechanism for informed direction from independent directors and collaborative oversight of management. The Governance Committee formally met three times during the Corporation’s most recently completed financial year.

Independence of Chair

The Chairman is not independent due to his position as CEO of the Corporation. In August 2021, the Corporation appointed John Sabine as Lead Director. He previously practiced corporate law for over 45 years. The Lead Director’s role is to act as the independent leader of the Board and his responsibilities include, amongst other things, the following:

(a)	Ensuring that the Board functions independently of management and providing leadership to the Board in circumstances where the Chair has (or may be perceived to have) a conflict of interest.

(b)	Ensuring the interests of shareholders are duly represented in Board deliberations.

(c)	Consulting with the Chair regarding the agenda and ultimately approving the agenda and associated materials for Board meetings. The Lead Director may add items to the agenda in his/her discretion.

(d)	Consulting with the Chair regarding the generation of the Corporation’s annual objectives. The Lead Director, with the recommendation of the Governance Committee, may add items to the Corporation’s annual list of objectives in furtherance of the Board’s oversight of, and recognizing the significance of such objectives in the determination of, compensation awards.

(e)	Engaging with other independent directors to identify matters for discussion during in camera sessions of the independent directors.

(f)	Authority to call meetings of the independent directors or of the Board.

(g)	Debriefing the Chair on decisions reached and suggestions made at meetings of independent directors or during in camera sessions.

(h)	Facilitating communication between the independent directors and the Chair, including by presenting the Chair’s views, concerns and issues to such directors and raising with the Chair, as appropriate, views, concerns and issues raised by the directors.

(i)	Overseeing the annual Board and individual directors’ evaluation process and, with the support of the Governance Committee, conduct the CEO evaluation.

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(j)	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate.

(k)	Authority to retain independent advisors on behalf of the Board as the Board or independent directors may deem necessary or appropriate.

The full content of the Lead Director’s Role and Responsibilities is available for review on the Corporation’s website (www.seabridgegold.com and select the “Governance” tab under the heading “Company”).

Board processes are managed to ensure that committees are given the resources to arrive at independent conclusions. The Governance Committee also considers the relationship of the independent directors to management and whether or not, in their view; (i) they have provided sufficient direction to management, and (ii) this direction has been followed appropriately. The Board’s composition supports the independent work of the Board’s committees by ensuring that committees consist of directors with experience in the disciplines required for the performance of their mandates and such directors have open access to information from management. There are three key committees in this respect: (a) the Audit Committee, which oversees the Corporation’s financial reporting processes and has general responsibility for oversight of the Corporation’s internal controls, risk management, complaints handling and information systems of the Corporation; (b) the Technical Committee, which assesses the Corporation’s engineering and geological programs and monitors results; and (c) the Sustainability Committee, which establishes policies and goals, and monitors performance of the Corporation on matters relating to the environment, social responsibility and governance. The Corporation believes these committees have a depth of experience equivalent to that of management. Information in respect of the Corporation’s Compensation Committee is set forth below under the heading “Executive Compensation – Compensation Analysis and Discussion”.

Attendance

During the fiscal year ended December 31, 2024, the Corporation held eight directors’ meetings. Ten of the directors were at all of the meetings held during the time they acted as directors and Trace Arlaud was at seven of the eight meetings. When appropriate, directors are excluded from portions of some meetings to facilitate discussions among independent or non-conflicted directors.

Other Directorships

The following directors of the Corporation are also directors of other public companies as of the date of this Circular: Rudi Fronk is a director of Paramount Gold Nevada Corp., in which the Corporation owns shares and is the holder of a 10% net profits interest in one of its development projects; Trace Arlaud is also a director of Global Atomic Corp., Imdex Limited and IGO Limited; Matthew Coon Come is also a director of Labrador Iron Mines Holdings Limited; Melanie Miller is also a director of Highland Copper Company Inc.

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Board Mandate

The Board’s formally approved mandate provides that the Corporation’s Board of Directors is responsible for the overall stewardship of its business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board should also specifically consider the legitimate interests that its other stakeholders may have. The Board manages its own affairs, including selecting its Chair and Lead Director, nominating candidates for election to the Board and constituting committees to provide it advice and exercise delegated powers, duties and responsibilities. The Board’s principal duties and responsibilities include:

(a)	managing, or supervising management of, the business and affairs of the Corporation, acting in accordance with its statutory duties, and complying with the laws, regulations, by-laws applicable to the Corporation;

(b)	ensuring that appropriate structures and procedures are in place to permit the Board to function independently of management;

(c)	to participate with management in developing corporate objectives, goals and strategic plans with a view to enhancing shareholder value and promoting a responsible presence within the communities the Corporation serves;

(d)	to identify and understand the principal risks of the Corporation’s business and establish risk monitoring and mitigation that balances risks and returns, with a view to the Corporation’s long-term viability;

(e)	to establish and appoint Committees, each with a charter setting forth its responsibilities, structure and functions;

(f)	nominate candidates for election as directors, bearing in mind competencies, backgrounds, skills, qualifications and diversity, and provide comprehensive orientation for new directors;

(g)	engage in succession planning and oversee executive succession planning, appointing officers and overseeing their integrity, training, development and compensation;

(h)	ensuring effective communication with shareholders, other stakeholders and the public, and reporting financial performance and material developments in the Corporation’s business; and

(i)	ensuring the implementation of adequate control and information systems to discharge its responsibilities, and assess itself, its committees’ and the directors’ effectiveness and contribution.

In 2024, the Lead Director assumed responsibility for reviewing and considering the need for updates to the By-Laws of the Corporation, ultimately leading to a thorough replacement of many of the provisions of the By-Laws by the Board in December 2024. The proposed New By-Law addresses changes to corporate governance approaches since the original By-Laws were adopted, as well as facilitates more current means of holding meetings. At the Meeting, the shareholders are being asked to approve the resulting New By-law and more information in respect of the changes made to the By-Laws are discussed above under the heading “Adoption of the New By-Law” under the “Business of the Meeting” section in this Proxy Circular.

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Position Descriptions

The Corporation has developed position descriptions for the Chairman and CEO, the Lead Director and the Chairs of each Board committee. In general, it is the responsibility of the Chairman of the Board, the Lead Director and the Chairs of the committees to ensure that the formally-approved mandates of the Board and its committees are fulfilled. The Chairman and CEO has the responsibility for:

(a)	overseeing directors’ meetings and acting as Chair of shareholder meetings;

(b)	developing the Corporation’s business plan, annual objectives and strategy for approval by the Board;

(c)	disseminating accurate and complete information in respect of the Corporation to shareholders, regulatory agencies and the public;

(d)	evaluating directors and participating in the evaluation of Board composition;

(e)	managing the day-to-day business of the Corporation, including the delegation of responsibilities and duties to other officers and employees;

(f)	representing the Corporation to the public;

(g)	presenting the annual budget to the Board, which sets forth expected sources of cash and expenditures for the year; and

(h)	communicating the annual business plan to other officers, employees and consultants and assigning their responsibilities in respect of it.

Orientation and Continuing Education

Director nominees are selected for their expert knowledge of various aspects of the mining industry gathered over decades of working in or for the industry. The Corporation also supports directors in their efforts to continuously update their knowledge of their specific areas of expertise through their involvement in the industry and participation in other educational opportunities. In addition to possessing current knowledge in their own areas of expertise, new directors are expected to understand our corporate philosophy and our operations. New director nominees are afforded access to the Board Mandate and Committee Charters, the Corporation’s governance policies, its Manual of Corporate Policies and Practices and minutes of recent meetings. The Corporation also provides information on investor relations, director liability and insurance, insider trading, and filing obligations. In addition to providing information on its public website, the Corporation also has a secure portal for directors to access corporate information, meeting materials, minutes and financial information.

All directors are invited each year to attend a lengthy briefing by the entire senior management team on the current operations, challenges and strategy of the Corporation at each of its projects. A second meeting with management occurs to review, discuss and approve the annual budget and financial plan for the Corporation’s financial year. In March 2023, the Board initiated an annual strategic retreat for the directors held offsite during the annual Prospectors and Developers Association Conference. During the 2024 retreat, the topics included, among other things, a review of Corporate Strategy, discussions on Board

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performance and management succession, consideration of risks relating to various aspects of the Corporation’s activities, developments in sustainability disclosure obligations and climate-related risks, and a review of the Corporation’s objectives and weightings thereof for compensation purposes.  The directors each receive the KSM Project Monthly Report, which updates progress on Environment, Permitting and Community; Health, Safety and Security; and Infrastructure Scope Status. The latter provides information on the status of infrastructure works under the current year’s work program, including the BC Hydro Treaty Creek Terminal construction, fish habitat offsetting programs, camp construction, road construction, and drilling and data acquisition.

The Corporation encourages directors to participate in a site visit to its KSM Project. During the Covid-19 pandemic, site visits were halted but resumed in the summer of 2022. Due to early works construction activities, the KSM Project is now more easily accessible by road and new permanent accommodation is available to visitors. In August 2023, seven directors, including the two new directors elected in June 2023, visited and toured the KSM Project. No site visits took place in 2024.

The Corporation has joined, and made each of its directors members of, the Institute of Corporate Directors (“ICD”) in Canada and the National Association of Corporate Directors (“NACD”) in the United States of America. Through the ICD and NACD, the directors are informed on an ongoing basis of issues relevant to performing their role as directors, including relevant corporate governance issues, legal and regulatory decisions, and emerging and pressing issues including ESG, cybersecurity and climate change. All the directors may receive NACD’s daily updates by email, NACD’s quarterly publication, The Resource, and the quarterly issues of the Director Journal published by ICD, all of which include relevant regulatory and legal activities affecting the extraction industry and corporate governance of public issuers.  In addition, the Governance Committee circulates commentaries and analyses, advisories from regulators and the advice of counsel and auditing firms relevant to the directors including, among others, from the KPMG Board Leadership Center, and from well-regarded law firms in Canada and the United States, all of which are available online.

The ICD and NACD each offer courses for director education and certification and the Corporation has funded the participation of several of its directors in those courses. Directors are encouraged to attend, at the Corporation’s expense, in person and online conferences and webinars offered by various organizations including ICD, NACD and by law firms and public accounting firms in both Canada and the United States. The Corporation held a cybersecurity training session for the Board in 2024 presented by Ernst and Young. In 2024 Julie Robertson attended a series of training sessions on governance and digital systems risks. Melanie Miller participated in numerous conferences, forums and sessions in 2024 on various sustainability topics and cybersecurity. Jay Layman developed his skills in cybersecurity and artificial intelligence through participation in sessions, webinars and a conference, including completing his NACD/Carnegie Mellon Certification in cybersecurity. Trace Arlaud participated in courses, conferences and presentations, including the 2024 Harvard Mergers and Acquisitions Executive Management program. John Sabine attended a cybersecurity course by the ICD in 2024.

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Code of Ethics, Governance Policies and Corporate Policies

The Corporation has adopted a Code of Business Conduct and Ethics (“Code”), Governance Policies and Corporate Policies that set forth the Corporation’s expectations for the conduct of the people who act on behalf of the Corporation. The Code and the Policies are posted on the Corporation’s website (www.seabridgegold.com, select the “Governance” tab under the heading “Company”). The Code and Policies are also provided to all directors, officers and employees upon starting work for the Corporation, and are also recirculated annually for review. The Governance Committee is responsible for the content of the Code and certain of the Policies, and updates them periodically as the Corporation’s governance and legal requirements evolve. The Code was substantially rewritten in 2025 and the revised Code was adopted on May 13, 2025. Minor amendments were also made to the Lead Director Role and Responsibilities and the Corporate Governance and Nominating Committee Charter relating to succession planning and CEO performance evaluation. A copy of the Code is also available on SEDAR+ and EDGAR websites.

The Code includes provisions addressing compliance with laws, including anti-corruption laws, conflicts of interest, corporate opportunities, fiscal integrity, health, safety, employment practices, the environment, respect for human rights, confidentiality of information and appropriate conduct, including in respect of financial reporting, information technology and government dealings. The provisions on conflicts of interest require directors not to engage in acts that conflict with the interests of the Corporation and to avoid placing themselves in a position where their private or personal interests conflict with the interests of the Corporation. If a conflict arises, the conflicted director must make immediate and full disclosure of a conflicting interest to the Chair or the Lead Director. After disclosure, the Board will take appropriate steps in respect of Board approvals of any material contract or transaction in which a director has a conflicting interest, including by having the director recuse himself or herself from discussion and refrain from voting on the matter. These procedures help to ensure that the Board is able to make an informed, independent decision free of influence by the conflicted director.

The Corporation’s internal control over financial reporting program includes a control relating to monitoring compliance with the Code. Management reports to the Audit Committee under this control and the control is tested by both internal and external auditors. Violations of the Code must be reported in accordance with the Corporation’s Whistleblower Policy. No such infractions were reported to the Board in 2024. The Corporation has a Whistleblower Policy to provide a mechanism that facilitates anonymous reporting of breaches of the Code, amongst other things. The contacts for reporting breaches are:

AuditCommitteeChair@seabridgegold.com
LeadDirector@seabridgegold.com

The Whistleblower Policy also specifies that the Corporation may not require prior notice of reports made to regulatory authorities, and is disallowed from retaliating against any person who makes a report under the Whistleblower Policy in good faith. No reports by whistleblowers were made pursuant to the Policy in 2024.

In addition to the Code of Business Conduct and Ethics, the Corporation’s Policies include the following: (i) Communications and Disclosure Policy, (ii) Community Sponsorship and Donation Policy, (iii) Diversity Policy, (iv) Environmental Policy, (v) Sustainability Policy, (vi) Health and Safety Policy, (vii) Insider Trading Policy, (viii) Whistleblower Policy, and (ix) Workplace Employment Policy, as well as the following Governance Policies:

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Say-on-Pay Policy, which provides appropriate director accountability to the shareholders for the Board’s compensation decisions. Specifically, this Policy gives shareholders a formal opportunity to provide their views on executive compensation, and compensation plans, by an advisory vote to be taken at each annual general meeting. While shareholders will provide their collective advisory vote, the directors of the Corporation remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by the shareholders.

Equity Ownership Policy, which was adopted to set out securities ownership guidelines that will enhance alignment of the interests of directors and executive officers of the Corporation with its shareholders. The ownership requirements can be met by the holding of common shares, RSUs and DSUs (being “securities”) of the Corporation. The amount to be held is expressed as a multiple of each executive officer’s annual base salary and each non-executive director’s annual basic retainer. This Policy also provides that equity-based compensation awards to non-executive directors in any calendar year will not exceed a value of $150,000 at the date of the grant. For executive officers, the required ownership multiples of annual base salaries are: CEO - 3, CFO and COO - 2, Senior VPs - 1 ½, VPs – 1. Non-executive directors are required to hold 3 times their annual basic retainer. Each individual has five years from March 8, 2023 to become compliant. The value of securities ownership of executives and non-executive directors when the Policy came into effect is calculated: (a) in respect of common shares, by multiplying the number of common shares owned by the greater of, (i) the acquisition cost thereof, and (ii) the closing price of the common shares on the TSX on the date before the Policy became effective (i.e. March 7, 2023); and (b) in respect of RSUs, by multiplying the number of RSUs held by the grant date value. Similarly, the value of securities ownership of executives and non-executive directors who join the Corporation after the Policy came into effect is calculated: (a) in respect of common shares, by multiplying the number of common shares owned by the greater of (i) the acquisition cost thereof, and (ii) the closing price of the common shares on the TSX on the date the individual joins the Corporation; and (b) in respect of RSUs, by multiplying the number of RSUs held by the grant date value. Subsequent acquisitions of shares for individuals are the acquisition cost of common shares and the grant date value of RSUs. Once compliant, an individual is not required to increase the individual’s holdings if market prices of the common shares cause a decrease in the value of their holdings provided: (i) the individual’s securities ownership does not drop below that number of securities required to qualify held at the time he/she first met the ownership requirement; and (ii) the individual’s securities ownership requirement remains the same. The Governance Committee will undertake reporting annually to the Board on compliance with this Policy.

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Anti-Hedging Policy, which provides that directors, Named Executive Officers, and any designated officers (including their family members and entities which they control) may not engage in any kind of hedging transaction that could reduce or limit the economic risk with respect to their common shares or other securities of the Corporation (including outstanding stock options and RSUs). Prohibited transactions include the purchase of financial instruments (including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, units of exchangeable funds or other derivative securities) that are designed to, or that may reasonably be expected to have the effect of, or offset, a decrease in market value of equity securities of the Corporation.

Incentive-Based Compensation Recovery Policy (or Clawback Policy), which authorizes the Corporation to recover erroneously awarded compensation in the event the Corporation is required to prepare an accounting restatement, as that term is defined in the applicable requirements. The Policy applies to all incentive-based compensation received by an executive officer serving during the performance period for the incentive-based compensation and during the three completed financial years preceding the accounting restatement. The Corporation must recover, reasonably promptly, erroneously awarded compensation. Recovery is not subject to any finding of misconduct by any executive officer or finding an executive officer responsible for an accounting error leading to an accounting restatement. The Corporation is required to recover compensation, except if recovery would be impracticable because of certain circumstances, including the cost of recovery exceeding the amount owed, recovery violating the laws of the country in which recovery is sought, or recovery would otherwise have certain consequences under US laws for an otherwise tax-qualified retirement plan.

Respectful Workplace Policy and Program, which is a commitment by the Corporation to provide all employees with: (i) a workplace free from discrimination, bullying, harassment, sexual harassment, and workplace violence; and (ii) an environment that is free from intimidating, threatening, or disruptive behaviour. The Corporation will not tolerate, and this Policy provides definitions for, discrimination, bullying and harassment, cyberbullying, sexual harassment, and workplace violence. Employees engaging in such conduct are subject to disciplinary action, up to and including termination of employment or denial of site access privileges for violation of this Policy. The Policy sets out how employees may make complaints to management and seek redress, it prohibits retaliation against employees for making complaints in good faith, and sets out the investigation process that follows a complaint. The Corporation also commits to provide periodic training sessions for employees on recognizing prohibited behaviour, understanding the procedures to seek redress, and appropriate responses to such behaviours.

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Shareholder Engagement Policy was created because the Board believes engagement with our shareholders is important to ensure good corporate governance and transparency. To provide for such engagement, this Policy outlines how management may interact with shareholders and how the Board and shareholders may communicate with each other. While the Chairman and CEO is the primary spokesperson to the shareholders and investment community, and meets frequently with investors, this Policy creates a process for shareholders to contact the Board and dedicates the Corporate Secretary (by email to: bruce@seabridgegold.com or by mail at: 106 Front Street East, Suite 400, Toronto, ON Canada, M5A 1E1) to receive and review communications and meeting requests. Directors and management are prohibited by applicable laws and policies from disclosing or discussing non-public, potentially material information and disclosure of certain information is subject to the policies and practices with respect to the treatment of confidential information. These constraints may impact the timing and substance of communications or meetings with shareholders.

Nomination of Directors

The Governance Committee circulates annually, to all directors, a questionnaire to assess the directors’ effectiveness, including the size of the Board and whether it has the expertise required to perform its duties of oversight properly. Following the most recent annual evaluation, the results were summarized and submitted to the Board for discussion and action. Actions taken recently include increasing the attendance of officers at Board meetings and more formal succession planning. As part of the annual performance evaluation of the effectiveness of the directors and the Board, the Governance Committee considers the balance of skills, experience, independence and knowledge on the Board and the diversity of the Board in accordance with its Diversity Policy. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds.

As part of its annual assessment of Board composition, the Governance Committee generates a list of the areas of expertise that are important for effective governance of the Corporation and produces a matrix of the skills possessed by the current directors. The matrix is useful in identifying the skills needed when recruiting future nominees. While each director is not expected to have skills in every category, there should be sufficient experience and skills collectively to enable the Board to manage the Corporation and provide strategic guidance and support to management. The table set forth above labelled “Skills Matrix” under the heading “Nominees for Election as Directors - Nominees’ Skills” sets out the skills and experience of each director nominee.

When a vacancy opens on the Board, or the Governance Committee determines that additional skills are needed on the Board, the Governance Committee has responsibility for identifying and recommending new director nominees. The Governance Committee generally canvasses the directors’ highly regarded individual contacts in the mining and investment industries, as well as consultants in the executive search business for suggestions for new candidates for Board nomination who have expertise in the area(s) identified through its review of the skills matrix. Once a list of candidates is established, the Governance Committee engages in a review of candidates, including interviews. After it completes its review of the Corporation’s needs and the potential candidates willing to stand for election, the Governance Committee then makes its recommendation of the nominee(s) to the Board. The Board decides on the director nominees to place before the shareholders.

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In the annual Board evaluation completed in early 2025, and based on input from shareholders, the Governance Committee received comments that the Corporation’s Board should be reduced from eleven directors to nine or ten directors. In addition, in recognition of the value of Board renewal and a high percentage of non-independent directors, the directors wished to undertake Board renewal and reduce its number of non-independent directors to 2. Accordingly, the Governance Committee considered not renominating the two longest serving directors, other than the CEO, which includes a director that is not independent, and identifying a new independent nominee with skills in the areas that those two long serving directors possess. This would reduce the average term of the directors from 8.1 years to 6.6 years. In the Board evaluation, the directors identified the following skills as ones that would complement the current Board skills and be relevant to the Corporation’s present needs: (i) expertise in managing joint ventures; (ii) exploration; (iii) large project development; (iv) mergers and acquisitions, investment banking and corporate transactions; (v) mining industry expertise; (vi) risk management; and (vii) strategy and strategic thinking. After considering possible candidates and the present diversity of the Board, the Governance Committee selected Colin Joudrie as a new director nominee. He has over 35 years experience in the mining industry in roles that give him skills in technical matters, joint venture negotiation and management, large project development. as well as property evaluation and acquisitions. The Governance Committee recommended, and the Board approved, the nomination of ten directors, including Mr. Joudrie, for election to the Board at the Meeting as set forth in this Proxy Circular above. The Board considers that the director nominees collectively possess the skills, industry and professional experience, cultural background, and other qualities and have the diversity appropriate for, meeting the needs of the Corporation.

Annual Board Evaluation

As required by the New York Stock Exchange, and as a matter of good corporate governance, the Board has an obligation to conduct an annual Board and Committee evaluation. In order to add outside perspective on this exercise, the Governance Committee engaged Hansell McLaughlin Advisory (“Hansell”), corporate governance advisors, to prepare and circulate a questionnaire to all directors and report on the results. Hansell submitted a Report describing their mandate and methodology, the themes that emerged from the questionnaire responses, and presented suggestions for the Board’s consideration. The suggestions are based on feedback from questionnaire submissions, as well as Hansell’s experience working with a wide range of boards. The suggestions in the Report include: providing the Board more updates between meetings, the reduction of the Board by up to two members, more structure and discussion on Board succession and renewal, more frequent in-person interaction amongst Board members and greater Board oversight of risk management. The Report also indicated satisfaction with Board materials, that “meetings are conducted in a manner that ensures open communication and meaningful participation”, that the committees “are functioning well”, and that “strategy development and review processes are appropriate”.

Succession Planning

The Board, through the Governance Committee, is engaged in succession planning. The Committee considers the risks and strategic priorities facing the Corporation in the foreseeable future and the implications for leadership. The challenge is identifying the skills, expertise and experience that will be required in that future. The Committee’s priority assignment is succession planning for the CEO who is engaged with the Committee and, among other things, will be requested annually to provide names of potential successors, both internally and externally, for the CEO position together with an assessment of each candidate’s

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strengths and those skills or traits needing improvement or development. The Committee assesses the strengths of internal talent available for consideration and is also empowered to engage external advisors to assist in the planning process and to provide names and credentials of external candidates for the Committee to consider.

The CEO, COO, and Vice President, Human Resources assess the leadership succession within senior management and report annually on individuals who may warrant advancement within or into the group. They also identify candidates who would benefit from individualized development, such as career coaching, mentorship, support and specialized educational opportunities.  The Board receives an annual report on the progress of the leadership team and the identification of internal candidates for promotion.

Corporate Governance and Nominating Committee

The Governance Committee has four members, all of which are independent. In addition to its responsibilities with respect to Board nominations and the other functions it serves as described above, the Governance Committee:

Audit Committee

The Audit Committee comprises three unrelated and independent directors. Members will be appointed annually by the Board following the Corporation’s annual general meeting, or at such other times as the Board may determine, and one member will be designated as the Chair. The Audit Committee will meet at least quarterly and report regularly to the Board on its activities. It has the authority to retain its own advisors.

The Audit Committee is responsible for overseeing the Corporation’s accounting and financial reporting processes. It has general responsibility for oversight of internal controls, risk management, complaints handling and information systems of the Corporation. The Committee’s duties and responsibilities include:

•	with respect to financial accounting and reporting processes;
o	to review with independent auditors, prior to making a recommendation to the Board, annual and interim financial statements, including notes thereto, management’s discussion and analysis (“MD&A”) relating to such financial statements, any associated expert report or opinion and all securities offering documents,
o	to ensure the adequacy of procedures to review the Corporation’s public disclosure,

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o	to review significant estimates and judgements made by management in the preparation of financial statements and their appropriateness,
o	review the Corporation’s regulatory filings as they relate to financial statements and MD&A,
•	with respect to internal controls, risk management, cybersecurity, complaints handling and information systems;
o	to satisfy itself that the design, implementation and maintenance of the Corporation’s internal controls is effective,
o	to review the appropriateness, effectiveness and compliance of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation’s reporting and disclosure,
o	to receive regular reports from management on the risks faced by the Corporation and the status of measures to mitigate them,
o	to review with management, at least annually, privacy and cybersecurity risk exposure and policies, procedures and mitigation plans in place to safeguard the Corporation’s information systems and data,
o	to review and ensure the Corporation has procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls or auditing matters and for the confidential, anonymous submission of concerns regarding questionable accounting or audit matters,
•	with respect to the independent auditors;
o	to evaluate their performance,
o	to review their terms of engagement and proposed fee,
o	to review a formal plan for the annual audit with them and management,
o	to monitor relationships, if any, between them and the Corporation to assess their independence,
o	to review and pre-approve all audit and audit-related, and any non-audit, services and fees and other compensation relating to them, and
o	to implement structures and procedures for regular meetings with them without management.

The Audit Committee Charter was revised on March 27, 2024, to update the process and procedures of the Committee, and confirm and refine its duties and responsibilities. The full content of the Audit Committee Charter is available on the Corporation’s website (www.seabridgegold.com and select the “Governance” tab under the heading “Company”).

Compensation Committee

The Compensation Committee undertakes an annual review of compensation for officers and directors and makes recommendations to the Board. The process is described in greater detail in this Circular under the heading “Executive Compensation – Compensation Analysis and Discussion”.

In 2022, the Corporation engaged Bedford to conduct an independent review of its executive and director pay practices and make recommendations in respect of them. The scope of the review included all aspects of the Corporation’s compensation policy and governance, including Change of Control, share ownership requirements, and say-on-pay. Bedford considered guidelines from shareholder rights groups like ISS and Glass Lewis, and the expectations of institutional shareholders. In its report (the “Bedford Report”), Bedford recommended material changes to the Corporation’s compensation structure. Specifically,

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Bedford recommended paying competitive base salaries and establishing a target level of short-term and long-term incentive compensation for the different levels of executives in the form of cash bonuses and RSU awards. Such recommendations included the discretion to award incentive compensation in excess of the target up to a pre-determined maximum. Incentive compensation (bonuses and RSU grants) would be evaluated based on the achievement of both corporate and individual objectives. Each corporate objective would be given a weighting for the purposes of incentive compensation and target compensation would be reduced by the percentage weighting of each objective that is not achieved. Bedford also recommended a group of comparator companies to use for consideration of compensation, termination payments for executives and the adoption of certain governance policies. The Compensation Committee recommended Bedford’s proposed approach to the Board. The Board adopted this approach and the recommended comparator companies for 2022 compensation. The Compensation Committee then made recommendations to the Board in respect of bonuses and RSUs, and any adjustments to salary for all officers. The Board then made the final determination.

This is the process the Corporation continues to follow, including how compensation for officers and directors was determined in 2024.

The Compensation Committee consists entirely of independent directors.

The formally approved mandate of the Compensation Committee is as follows:

(a)	on an annual basis, review the total compensation of the Chairman and CEO, the Chief Financial Officer and the Vice President(s) and Senior Vice Presidents (collectively, the “Executives”) against their performance, mandates and objectives and make recommendations on their compensation to the Board;
(b)	on an annual basis, review the compensation of the independent directors against corporate performance and make recommendations on their compensation to the Board;
(c)	review the performance of the Executives individually, as a team member in their areas of work, and the performance of the Corporation as a whole against the achievement of corporate objectives, and approve and recommend to the Board for confirmation all grants of equity-based compensation including RSUs to all directors and officers;
(d)	ensure the proper administration of the Corporation’s RSU programs in conformity with the Corporation’s Restricted Share Unit Plan;
(e)	on an annual basis, review the Corporation’s overall hiring and compensation practices with reference to industry norms and peer companies and recommend to the Board the adoption of any changes in compensation policies, including base salary, long and short-term incentive plans, and any benefit plans;
(f)	on an annual basis, review and approve the selection of peer companies for benchmarking compensation; and
(g)	on an annual basis, review and approve the disclosure in the Corporation’s management proxy circular of all compensation and incentive payments recommended, and stock options and RSUs granted, in the most recently completed financial year.

The Committee has the authority to retain persons with expertise to assist the Committee with its responsibilities.

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Two Additional Board Committees

In addition to the Compensation Committee, the Audit Committee and the Governance Committee, the Corporation has a Technical Committee and a Sustainability Committee.

Technical Committee

The Technical Committee was established in furtherance of the Corporation’s commitment to adopt industry leading practices in the areas of exploration (including estimation and disclosure of mineral reserves), development and operations, including the promotion of a healthy, safe, and environmentally and socially responsible work environment. The Technical Committee is made up of five directors, of which 3 are independent directors, including the Chair. It has the authority to investigate the activities of the Corporation and its subsidiaries in respect of adherence to such industry leading practices, and has unrestricted access to all Seabridge information and may retain advisors to assist in its investigations. The Committee’s primary responsibilities are to:

The Technical Committee meets with management on a regular basis and receives extensive briefings on the Corporation’s activities, typically with a meeting in the first half of the year setting forth proposed activities for the year. In some years, the Technical Committee will conduct a visit to the KSM and Iskut Projects to see field activities in person. All directors are invited to participate in these meetings to learn about corporate strategies, project development and operations planning firsthand. As part of its work, the Technical Committee reviews risk exposures of the Corporation in line with its mandate.

Sustainability Committee

In recognition of the importance of managing risks relating to environmental, social and governance (“ESG”) matters, corporate social responsibilities and awareness of related public policy matters to the continuation of a sustainable and profitable enterprise, the Corporation formed a Sustainability Committee in March 2021. The Sustainability Committee is made up of five directors, three of which are independent directors, and has the authority to investigate the activities of the Corporation and its subsidiaries in respect of sustainability and ESG matters, including to retain advisors to assist in its investigations. The Committee’s primary responsibilities are to:

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As part of its role, the Sustainability Committee recommends short-term and long-term plans and strategies in support of sustainability and ESG goals, and from these recommends annual goals, metrics and targets for the Corporation. The Sustainability Committee will also conduct a review of the Corporation’s performance against these goals, metrics and targets. The Committee’s work led to the publication of the Corporation’s inaugural Sustainability Report in the fourth quarter of 2021, which reported on the 2020 – Q3 2021 period. This was followed by a Sustainability Report Supplement in September 2022 in respect of Q4 2021. A Sustainability Report in respect of 2022 was released in May 2022 and in respect of 2023 in May 2024. The 2024 report is expected to be released in early June 2025.

Assessments

The Governance Committee, currently consisting of four independent directors, meets at least annually to assess the effectiveness of the Board. The process for assessing directors is discussed above under “Nomination of Directors” and “Annual Board Evaluation”.

Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors. During the Governance Committee’s annual review of the Board’s effectiveness, the directors are to consider the adequacy of the composition of the Board, the effectiveness of directors and whether it collectively has the expertise in the various areas it determines are important for the Corporation’s business at the time. Where changes are considered appropriate, the directors identify new director nominees and recommend that those nominees be elected by shareholders. The Corporation has seen regular turnover in directors in recent years, with the average tenure of current directors being 8.1 years and with six new directors having joined the Board in the past seven years. In 2025, the Board decided, among other things, to promote greater Board renewal by not nominating the two longest serving directors, other than the Chairman and CEO, and nominating a new independent director for election. If management’s nominees are elected to the Board, the average tenure of directors will be 6.6 years. The Corporation believes its approach to Board renewal has been effective and reflects that formal mechanisms for Board renewal, such as term limits or age limits, are not necessary at this time.

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Policies Regarding Diversity in Board Membership and Executive Officers

The Corporation’s Diversity Policy is annexed as Appendix 1 to this Circular.

Diversity Goals

The Corporation is of the view that Board membership, and the employment of executive officers, should be based on merit and it remains committed to selecting the best qualified persons to the Board and as officers.  To be effective, Board members must possess the qualities, skills and experience required for the Board to fulfil its obligations to all stakeholders.  The Board has also identified diversity as one of several factors to be considered in nominating or appointing its members and executive officers. For the purposes of Board and executive officer composition, “diversity” includes, but is not limited to, gender, visible minorities, Indigenous peoples, sexual orientation, gender identification, people with disabilities, and age.

The Board recognizes that diversity in experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations and to the management of the Corporation’s operations. In addition, an appropriately diverse Board and management will include members who collectively have the broad range of specific skills, industry and professional experience required for the Board and management to meet its varied responsibilities in the overall direction of the Corporation. Board appointments, and executive officers’ employment and promotion, will be made based on the abilities, skills and experience the Corporation requires from time to time, while recognizing that more diversity of Board and management composition is intended to create a more effective Board, management and workplace. The Corporation believes that the promotion of diversity will be furthered by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic, except the percentage of women on the Board and in management and the inclusion of a Canadian Indigenous member of the Board. The Corporation set a goal of 30% women directors by its AGM in 2023. This goal was achieved in 2022. The Corporation also set a goal of 30% women executive officers by 2025. This goal was achieved at the beginning of 2024.  Although the Corporation has not adopted a written target relating to the identification and nomination of members of other designated groups, in 2023 the Corporation decided it was appropriate to add a member of a Canadian Indigenous group to its Board. Since June 2023, the Corporation has had one director that is a member of a Canadian Indigenous group, and he is nominated for re-election. The focus on nominating women and an Indigenous Canadian as directors but not other designated groups is that they are the groups most relevant to the current business of the Corporation and its operations.

The Governance Committee reviews and assesses Board composition on behalf of the Board and recommends the nomination or appointment of new directors. This Committee also oversees the annual review of the Board’s effectiveness. In reviewing the Board’s composition, the Committee will take into consideration recommendations from the Sustainability Committee regarding diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a director to maintain an effective Board.  In identifying suitable candidates for appointment to the Board, the Governance Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition and the composition of the communities in which it undertakes activities. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

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Diversity Implementation

In 2022, the Corporation increased the number of women on its Board from two to three. In 2023, the Governance Committee determined that the functioning of the Board could be improved by the addition of someone with detailed knowledge of financial reporting together with operations experience. Although the Corporation had satisfied its goal of having a Board of Directors made up of 30% women, the Committee sought out qualified women candidates for nomination to the Board with strong financial reporting skills and operations experience and other complementary skills to improve the gender balance.

In 2023, the Governance Committee added the consideration of diversity, beyond gender diversity, to its goals for Board nominees. Since most of the Corporation’s projects are located within or near territories of Canadian Indigenous peoples, the Governance Committee decided it would be beneficial to add an Indigenous Canadian director with the skills, industry and professional experience that would complement the collective skills and experience of the Board.

Out of the ten nominees for election as directors in 2025 at the Meeting, four are women and one is an Indigenous person. The Board and the executive officers do not include members of other designated groups.

The Governance Committee initiated the formation of the Sustainability Committee which, among other things, will advise the Governance Committee on the implementation and monitoring of progress in achieving diversity in the Corporation. The Corporation also engaged an external, independent advisory firm to review and recommend actions to address ESG issues, including the implementation of diversity policies.

Amongst the executive officers of the Corporation (including officers that are also directors), three of ten (30%) are women and one of ten (10%) is a member of a Canadian Indigenous group.

The Corporation reached its goal of 30% women executive officers in January 2024, ahead of its 2025 target, and it achieved its goal of 30% women directors in 2022, ahead of its 2023 target. The Corporation’s achievements since January 1, 2019, when it had no women or Indigenous directors or executive officers, demonstrates that it is making significant progress towards its diversity goals.

The Corporation is also committed to a workplace environment where personnel are treated with dignity, fairness and respect, and have equal employment opportunities, free of discriminatory practices and harassment. The Corporation’s Workplace Employment Policy, states that “The Corporation is committed to the removal of employment-related barriers which may inhibit the recruitment and retention of women, persons with disabilities, members of visible minorities and Aboriginal persons.”

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The Governance Committee will review the Diversity Policy at least annually and earlier if it determines it is necessary.

Expectations and Accountability of Management

The directors access information relating to the operations of the Corporation, through: (a) membership on the Board of Directors of two key members of management, (b) as necessary, the attendance at Board meetings by other members of management at the request of the Chairman or the Board, and (c) access to corporate records, as requested. This access is a key element to the effective and informed functioning of the Board of the Corporation. Moreover, each year the Technical Committee holds a meeting at which management presents the work programs for the year. The Technical Committee either holds a second meeting with management to review the results of the work programs or includes a report on results in the meeting at which proposed work programs are presented. All directors are invited to attend these meetings. Quarterly financial reports are also provided to all directors which reconcile actual to budgeted expenditures. In addition, since 2004, the Corporation’s auditors have undertaken formal reviews of quarterly financial statements. This review includes a meeting between the Board’s Audit Committee and the auditors. The Board believes that a formal review by the auditors is a useful way to assure shareholders of management’s accountability.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Corporation has been actively developing its risk management system and reports to the Board on the identified risks and proposed measures to eliminate, reduce or otherwise manage these risks. The Board is confident that the Corporation’s management responds ably to this expectation.

EXECUTIVE COMPENSATION

For the purposes of this Circular:

(a)	“Chief Executive Officer” or “CEO” of the Corporation means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;
(b)	“Chief Financial Officer” or “CFO” of the Corporation means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;
(c)	“Executive Officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, who is performing a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

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(d)	“Named Executive Officer” or “NEO” means:
(i)	a CEO;
(ii)	a CFO;
(iii)	each of the three most highly compensated executive officers of the Corporation, including its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(iv)	each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;
(e)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and
(f)	“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Compensation Objectives

In 2022, the Compensation Committee engaged Bedford Consulting Group (“Bedford”) to: a) undertake a detailed review of Seabridge’s compensation practices for its officers and directors; and b) provide recommendations to the Compensation Committee on executive and director compensation. As a result of Bedford’s recommendations, in late 2022, Seabridge initiated new short-term (“STIP”) and long-term incentive (“LTIP”) plans for its executive officers.

To assist the Compensation Committee in their 2024 review, Bedford prepared a follow-up independent review of the Corporation’s compensation practices for officers and directors and issued new compensation recommendations for the Compensation Committee to consider. Three principles that guided Bedford’s research and recommendations in the preparation of their 2024 report were as follows:

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Comparator Companies

Based on Bedford’s 2024 review, the 12 companies below were approved by the Compensation Committee of the Board as appropriate comparator companies to Seabridge. Comparator companies are those in the same business, of similar size, which operate and are headquartered in similar places, and which have peers in common. In short, they are companies that would be viewed (and view themselves) as direct competitors for the senior executive personnel the Corporation needs to advance its business. This list has changed from the peer group used in 2023 by eliminating Lundin Gold and adding First Majestic Silver, Coeur Mining and Skeena Resources. The Corporation has indicated to Bedford that, when making its recommendations, total compensation at target should generally fall between the 25th and 50th percentiles of the peer group.

Company	Market Cap ($ millions)(1)	Enterprise Value (1) ($ millions)	Primary Metal	Stage	Asset Location	Listing Exchange	Headquarters
Artemis Gold	3,218	3,480	Gold	Development	British Columbia	TSX.V	Vancouver, BC
Coeur Mining	3,879	4,663	Gold-Silver	Production	US and Mexico	NYSE	Chicago, IL
Equinox Gold	3,687	5,470	Gold	Production	California, Mexico, Brazil	TSX, NYSE	Vancouver, BC
Ero Copper	2,771	3,420	Base Metals	Production	Brazil	TSX, NYSE	Vancouver, BC
First Majestic Silver	3,339	3,280	Silver-Gold	Production	Mexico, Nevada	TSX, NYSE	Vancouver, BC
MAG Silver	2,584	2,410	Silver-Gold	Production	US and Mexico	TSX	Vancouver, BC
New Gold	3,202	3,570	Gold, Silver, Copper	Production	Canada	TSX, NYSE	Toronto, ON
NovaGold	1,743	1,780	Gold	Joint Venture Gold Developer	Alaska	TSX, NYSE	Vancouver, BC
Orla Mining	2,187	2,050	Gold and Silver	Production	Mexico, Panama, USA	TSX, NYSE	Vancouver, BC
Osisko Mining	1,788	1,660	Gold	Joint Venture Development	Quebec	TSX	Toronto, ON
SilverCrest Metals	2,279	2,060	Silver-Gold	Producer	Mexico	TSX, NYSE	Vancouver, BC
Skeena Resources	1,490	1,380	Silver-Gold	Development	British Columbia	TSX, NYSE	Vancouver, BC
Median (All Comparators)	2,678	2,845	N/A	N/A	N/A	N/A	N/A
Average (All Comparators)	2,681	2,935	N/A	N/A	N/A	N/A	N/A
Seabridge	2,366	2,690	Gold, Copper, and Silver	Development, Resource and Reserve Growth	Canada	TSX, NYSE	Toronto, ON

[1] Calculated from October 30, 2024.

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Compensation Elements and Determination – Executive Officers

Executive compensation is made up of 3 elements: (1) base salary, (2) a short-term incentive (“STI”) bonus in cash; and (3) a long-term incentive (“LTI”) award in RSUs. The payment of the STI bonus in cash is consistent with comparator companies. The payment of LTI compensation in RSUs is to promote executive share ownership and motivate executives to act in ways that build shareholder value. Executives are also entitled to participate in the Corporation’s matching program for retirement savings contributions (described below) and in the health and fitness expense program to supplement their extended health benefits and promote better health and regular physical activity. The amounts received by the NEOs under the retirement savings matching program are disclosed in the “All Other Compensation” column of the Summary Compensation table below.

Salary

Paying base salary compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives. The base salary of each particular executive officer (including each of the NEOs) is reviewed each year through an assessment by the Compensation Committee of each executive officer’s performance, a consideration of competitive compensation levels in comparator companies, and the level of competition for qualified people filling the roles needed by the Corporation. Additional consideration is given to internal pay equity. In 2024, Bedford recommended, and the Board approved, increases in base salary for positions that are below median of the market for total compensation; specifically the CEO, CFO, Senior Vice President, Environmental Affairs and two of the Vice Presidents. These executives salaries were increased by between 4.7% and 7.5%. Salary increases were also given to two other officers, one in recognition of his performance and a second as an adjustment to better reflect the number of hours being worked by the officer.

STI Compensation

Bedford recommended, and the Corporation adopted, a scorecard-based system for awarding STI compensation, which is given in the form of cash bonuses. These payments are made using established target levels of compensation (expressed as a percentage of base salary), the achievement of corporate objectives (with weightings assigned to each objective), as well as individual achievements and a specific weighting assigned to corporate versus individual achievements.

An annual bonus target, expressed as a percentage of annual salary, was established for each executive level in the Corporation, with bonuses able to be paid beyond the target level to individuals recognized for exceptional performance up to a specified maximum. A percentage of the bonus would be payable in respect of the achievement of corporate objectives and a percentage would be payable in respect of the achievement of individual objectives. The percentage of the target bonus that is actually paid as a bonus is calculated by aggregating the percentage of corporate objectives achieved multiplied by the percentage payable for achievement of corporate objectives for the executive plus the percentage of individual objectives achieved by each executive officer multiplied by the percentage payable for achievement of individual objectives for that executive. For 2024 incentive compensation, Bedford recommended, and the Board approved in late 2023, weightings between achievement of corporate objectives and achievement of individual objectives of 100%:0% (corporate:individual) for the CEO and 70%:30% (corporate:individual) for the other executives.

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At year end, the Compensation Committee reviews information submitted by management in respect of the achievement of corporate and individual objectives and determines which objectives have been met. Using the pre-established weightings of the objectives, the Compensation Committee determines a percentage score for corporate and individual objectives achieved. In 2024, the fifteen corporate objectives, their respective weightings and the determination as to their achievement were as follows:

#	2024 Objective	Weighting	Achieved
Corporate Objectives (41.5%)
1.	Enter a joint venture agreement on the KSM project with a suitable partner on terms advantageous to Seabridge shareholders	20.5%
2.	Secure a minimum of $50 million in new funding to continue to advance construction activities at the BC Hydro switching station which will provide low cost, green hydro power for KSM	12%	✓
3.	Exit 2024 with more gold resources per common share than reported at year end 2023 (including 100% of KSM)	6%	✓
4.	Continue to improve cyber-security systems to ensure ongoing confidentiality and integrity of Company data and employee access to it	3%	✓
Project Objectives (26%)
5.	Achieve a positive Substantial Start decision from the BC government ensuring that our KSM environmental approvals are valid for the life of the project	13%	✓
6.	Prepare the Corporation for transition to a Joint Venture Partnership	4%	✓
7.	Initiate and advance a sale/joint venture process for Courageous Lake to unlock shareholder value	4.5%	✓
8.	Remain in compliance with permit conditions, reporting, regulatory inspections and regulatory requests for all projects	4.5%	✓
ESG Objectives (17.5%)
9.	Continue to strengthen our social license with Indigenous Partners and local communities	5.5%	✓
10.	Continue to mature our risk management programs and systems	3.5%	✓
11.	Continue to develop and update our sustainability strategy to incorporate the values of Seabridge and reflect the requirements of regulatory and government agencies	4.5%	✓
12.	Promote a positive culture of Health and Safety through continuous improvement in key leading indicators and initiatives implemented in 2023	4%	✓
Exploration Objectives (15%)
13.	Prepare a new Technical Report for Bronson Slope incorporating 2023 drill results and an updated resource estimate and complete a drill program of at least 12,500 meters at Iskut for an evaluation of two deep copper-gold porphyry targets	6.5%	✓
14.	Complete a drill program at 3 Aces of at least 8,000 meters to evaluate resource expansion potential at three targets in the Central Core Area and complete an initial evaluation on three regional targets	5.5%	✓
15.	Continue to evaluate the potential for a Getchell style discovery at Snowstorm and progress the permitting on a northern Nevada rift target at Goldstorm	3%	✓

1 This objective was largely accomplished with our Board awarding 94.25% of the 5.5% objective weighting due to only 7,620 of the planned 8,000 meters of drilling being completed.

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In 2024, thirteen of the fifteen objectives were achieved. One objective (Objective #14) was largely achieved, and one objective was not achieved. The combined weighting of the fourteen objectives achieved or largely achieved was 79.5%, but the achievement rate was determined to be 79.24% due to pro rating of Objective #14 based on 7,620 m drilled at 3 Aces instead of 8,000 m.

Bedford recommended, and the Board approved in late 2023, target STI bonus and maximum STI bonus payments for 2024 STI compensation of the following percentages of base salary:

Executive Level	STI at Target (% of salary)	STI Max Payment (% of salary)
CEO	100%	200%
President and COO	80%	160%
VP, Finance and CFO	70%	140%
Senior VP	65%	130%
VP	50%	100%

In December 2024, when the Compensation Committee assessed performance of the executives for 2024, it decided that all executives should be paid STI compensation at 1.25 times target level except for three officers whose efforts were central to the KSM Project receiving the “substantially started” designation and were considered to have made contributions worthy of a payout in excess of 1.25 times target payment: the President and COO, for whom the STI performance target payout was increased to 1.5 times target, and the Senior Vice President, Environmental Affairs and the Vice President, Environment and Social Responsibility, for whom a target of 2 times STI target was considered appropriate.

At the end of 2024, the Board concluded that each of the Named Executive Officers achieved, at a minimum, their individual goals for 2024 and it was considered that the payment target for individuals would be at target. In other words, individual performance was 100%.

Using the STI payment calculation methodology, the Compensation Committee recommended and the Board approved 2024 STI payments of the following amounts:

1.	Chairman and CEO: 100% STI Target at 125% of Target (or 125%) x (79.24% of 2024 corporate objectives met times 100% weighting) = 99.05% of salary payment
2.	President and COO: 80% STI Target at 150% of Target (or 120%) x (79.24% of 2024 corporate objectives met times 70% weighting) + (100% of 2024 individual targets met times 30% weighting) = 96.56% of salary payment
3.	Vice President, Finance and CFO: 70% STI Target at 125% of Target (or 87.5%) x (79.24% of 2024 corporate objectives met times 70% weighting) + (100% of 2024 individual targets met times 30% weighting) = 78.54% of salary payment
4.	Senior Vice President, Environmental Affairs: 65% STI Target at 200% of Target (or 130%) x (79.24% of 2024 corporate objectives met times 70% weighting) + (100% of 2024 individual targets met times 30% weighting) = 102.11% of salary payment

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5.	Other Senior Vice Presidents: 65% STI Target at 125% of Target (or 81.25%) x (79.24% of 2024 corporate objectives met times 70% weighting) + (100% of 2024 individual targets met times 30% weighting) = 75.07% of salary payment
6.	Vice President, Environment: 50% STI Target at 200% of Target (or 100%) x (79.24% of corporate objectives met times 70% weighting) + (100% of 2024 individual targets met times 30% weighting) = 85.47% of salary payment
7.	Other Vice Presidents: 50% STI Target at 125% of Target (or 55.47%) x (79.24% of corporate objectives met times 70% weighting) + (100% of 2024 individual targets met times 30% weighting) = 64.67% of salary payment

LTI Compensation

Bedford recommended that for Seabridge’s LTI compensation, based on its analysis of the practices of comparator companies, the LTI compensation reflect the following principles:

(a)	Seabridge must offer competitive pay practices that include an opportunity to participate in the growth and success of the Corporation;

(b)	Seabridge should continue to limit annual equity compensation grants to below a value-adjusted burn rate of 2.18% of total outstanding shares; and

(c)	Seabridge should provide equity-based compensation using restricted share unit plans or deferred share unit plans, as well as link equity-based compensation to performance of the Corporation, which is preferred by shareholder rights groups and proxy advisors.

To be competitive with comparator companies, Bedford recommended and the Board approved target LTI payouts and maximum LTI payouts each year of the following percentages of salary for executives:

Executive Level	LTI at Target (% of salary)	LTI Max Payment (% of salary)
CEO	200%	300%
President and COO	150%	225%
Vice President, Finance and CFO	150%	225%
Senior VP	100%	150%
VP	80%	120%

In late 2013, the Corporation adopted a Restricted Share Unit Plan (the “RSU Plan”) as a more direct means of achieving greater share ownership by its non-director officers and other employees. The Corporation had a Stock Option Plan at the time, but found it ineffective in promoting share ownership amongst executives. First, during the years of adverse market conditions for mining companies from 2012 to 2016, non-director employees, who met or exceeded their objectives, saw their options expire without realizing value. Second, options incur a significant non-cash expense when granted, reflecting their value in a volatile market,

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but this expense is not recaptured when the options expire unexercised, which may cause corporate expense levels to appear overstated. Finally, as most optionholders sell shares on exercise of their options to recover the exercise price of the option, the number of optioned shares required to achieve a particular compensation effect is likely considerably greater with option grants than with a grant of RSUs (which have no exercise price), leading to greater share dilution. As Seabridge continues to measure its performance in terms of reserves and resources per share, the Corporation exercises considerable care to restrain share dilution. Accordingly, the Corporation stopped granting stock options to executives in 2019 and has chosen to use RSUs as its preferred means of granting LTI compensation, consistent with the principles recommended by Bedford. In addition, Bedford recommended that the Corporation grant equity-based compensation to directors in the form of deferred share units (“DSUs”). In 2024, the Board amended its RSU Plan also to permit the grant of DSUs to non-executive directors and such plan was approved by shareholders at the Corporation’s AGM in 2024. The terms of the Corporation’s Restricted Share Unit and Deferred Share Unit Plan (the RSU/DSU Plan”) and additional details regarding the RSU/DSU Plan are set forth in Appendix 2 to this Circular.

The Corporation’s RSU/DSU Plan gives the Board the discretion to specify vesting criteria at the time of RSU grants. The Corporation believes that the vesting of any such grants should be specifically tied to achieving critical corporate objectives that are expected to result in increased shareholder value. Putting the receipt of its equity-based awards at risk of loss is also consistent with our compensation principles and is preferred by shareholder rights groups and proxy advisors. At the end of 2022, the Corporation selected the following vesting criteria for the RSUs it granted to executive officers as LTI compensation, with the associated weighting for each criteria:

25% to vest on the Corporation submitting a formal application on the KSM Project’s Substantially Started designation to BC Regulators	25% to vest on formal notification from BC Regulators that the KSM Project has achieved Substantially Started designation	50% to vest on the public announcement of a KSM joint venture agreement, or other transformative transaction affecting the ownership and control of the KSM Project

With the filing of the Substantially Started application with the regulators in January 2024, 25% of the RSUs granted in 2022 vested. With the notification from BC Regulators of a positive Substantially Started designation for the KSM Project in July 2024, an additional 25% of the RSUs granted in 2022 vested.

At the end of 2023, the Corporation selected the following vesting criteria for the RSUs it granted to executive officers as LTI compensation, with the associated weighting for each criteria:

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25% to vest on the completion of a Bankable Feasibility Study at KSM (this is a logical extension to securing a JV partner)	25% to vest provided that on December 31, 2024 our share price has outperformed the S&P/TSX Global Gold Index by greater than 10% over the previous 12-month period	25% to vest provided that on December 31, 2025 our share price has outperformed the S&P/TSX Global Gold Index by greater than 10% over previous 12-month period	25% to vest on December 10, 2026 provided the individual is still an employee of the Corporation

The vesting criterion relating to the performance of the Corporation’s shares in 2024 was not met and therefore the relevant RSUS have expired.

In 2024, the Board approved LTI payouts at the target payout level for all executives as set forth above. In order to convert target payouts (expressed in dollars) into an equity value, the Corporation used the average weighted share price of the Corporation’s shares for the year (up to the date of submission of compensation-related information to the Compensation Committee). For 2024, this amount was US$15.00 per share for US-based employees and CAD$21.00 per share for Canadian-based employees. Therefore, the LTI payout for the executive officers was calculated as follows (with some rounding to arrive at even numbers):

For US-based employees: LTI Payout % at Target x Salary ÷ US$15.00/share	For Canadian-based employees: LTI Payout Percent at Target x Salary ÷ CAD$21.00/share

This process resulted in 272,420 RSUs being granted to executive officers in 2024, representing 0.31% of the weighted average number of securities outstanding for the applicable fiscal year (i.e. maximum potential burn rate of 0.31%).

For 2024, the Corporation selected the following vesting criteria for the RSUs it granted to executive officers as LTI compensation, with the associated weighting for each criteria:

33.3% to vest on a positive construction decision at the KSM Project	33.3% to vest on January 4, 2027 provided that on December 31, 2026 our share price has outperformed the S&P/TSX Global Gold Index by greater than 10% over previous 12-month period	33.3% to vest on December 6, 2027 provided the individual is still an employee of the Corporation

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Executive Compensation for 2025

In its 2024 review, Bedford recommended increases in the STI targets for executives below the CEO in 2025 to better align with the targets of the peer group. However, the Corporation did not proceed with this recommendation. There are no changes to the Corporations compensation approach for 2025.

The Corporation has established sixteen corporate objectives for 2025, and their respective weightings are as follows:

#	2025 Objective	Weighting
Corporate Objectives (53%)
1.	Enter a partnership agreement for KSM with a major mining company that has the technical, financial and social wherewithal to build and operate the project	25%
2.	Secure a minimum of $100 million in new funding to continue to advance early-stage construction activities and final feasibility data collection at KSM	20%
3.	Exit 2025 with more gold resources per common share than reported at year end 2024 (based on including 100% of KSM)	6.0%
4.	Continue to improve Cybersecurity systems by eliminating any remaining Cybersecurity gaps, ensuring secure authentication and providing Cybersecurity awareness training	2.0%
Project Objectives (19%)
5.	Complete and file responses contesting the two petitions filed in BC Supreme Court challenging KSM’s Substantially Started designation awarded by BC regulators in July 2024	5.0%
6.	Satisfy regulatory requirements for the approval of our M245 permit application for construction of the Mitchell Treaty Tunnels	5.0%
7.	Develop a strategy to unlock value to shareholders from Courageous Lake	5.0%
8.	Continue mine closure activities at the former Johnny Mountain mine to the satisfaction of regulators	2.0%
9.	Remain in compliance with permit conditions, reporting, regulatory inspections and technical requests for all projects	2.0%
ESG Objectives (11%)
10.	Achieve improvement in key Health and Safety indicators including a companywide Total Reported Incident Frequency (“TRIF”) of less than or equal to 1.5 for 2025	5.0%
11.	Continue to strengthen our social license with Treaty and First Nations and local communities	2.0%
12.	Continue to mature our risk management programs and systems by developing action plans that can decrease risk ratings for our more significant risks	2.0%
13.	Continue to develop internal processes, technology, and controls to support compliance with Canadian Sustainability Standards Board guidelines through workshops, regulatory and reporting update sessions, and internal documentation	2.0%

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Exploration Objectives (17%)
14.	Complete a drill program of at least 8,000 meters (10-12 holes) at Iskut in order to announce a maiden gold-copper mineral resource at the Snip North target in Q1 2026	10.0%
15.	Complete a drill program of at least 2,500 meters (5-7 holes) at 3 Aces testing the potential for resource delineation to the south of the Central Core Zone	5.0%
16.	Further evaluate the potential for a Getchell style discovery at Snowstorm deploying AI technology and a three-dimensional ambient noise seismic tomography survey	2.0%

STI compensation for 2025 will be based on the achievement of these objectives. Unlike mining companies with production, the Corporation does not operate mines or produce revenue. As such, many of the common metrics used by other companies as objectives such as production, revenue, or profitability are not applicable to the Corporation’s business.

Many of the Corporation’s objectives are focused on being able to advance projects to a next step. The Corporation’s projects are in remote locations (many are helicopter access only, some are in mountainous terrain, and others are very far north), which means that weather conditions and access to properties present meaningful challenges to conducting work. Accordingly, completing work that provides information to progress a project forward is frequently not a straightforward objective to accomplish and introduces more risk to compensation awards than may be evident in the wording of the objective itself.

Compensation Risk

Assessment of Risks of Compensation Policies and Practices

The Board has considered the implications of the risks associated with the Corporation’s compensation policies and practices. For the reasons set forth below, the Board believes that it has taken appropriate steps, to date, to reduce the risk of compensation that encourages officers to take inappropriate or excessive risks, or act in their own best interests to achieve greater compensation at the expense of the interests of the Corporation:

(a)	The Corporation is not a producing company (so there is no incentive to boost operating performance to meet short-term goals at the expense of long-term profitability).

(b)	The Corporation does not have an active program to invest in financial instruments and does not reward management based on the returns on its financial resources.

(c)	Directors oversee the Corporation’s internal controls over financial reporting to ensure that expenditures are not being diverted from Board-approved goals to other riskier programs.

(d)	The Corporation has a long-standing policy of imposing vesting requirements to ensure that there is little or no incentive to choose short-term performance of the Corporation’s shares over the longer-term development of the Corporation. Vesting requirements for directors and senior officers are directly tied to achieving goals and objectives or vest over several years.

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(e)	The Corporation has adopted three policies to address risks associated with its compensation approach: (1) an Incentive-Based Compensation Recovery Policy, (2) an Anti-Hedging Policy, and (3) an Equity Ownership Policy (as described in more detail below).

(f)	Several of the annual objectives the Board has used to assess compensation for most senior officers include a technical component or a market measure. For example, bonuses paid in relation to increasing the number of resource and reserve ounces of gold per share, the completion of favorable engineering studies, or for the performance of the share price above a designated index or fund.

(g)	Where vesting criteria relate to completion of a transaction, the Board ultimately must approve the terms of the transaction, sometimes with advice from independent financial advisors.

It is important for the Board to be comfortable that incentives for achieving Corporate objectives do not jeopardize the quality of work performed or the safety and well-being of employees. In the case of estimates of resources and reserves, these are typically prepared by independent consultants whose fees do not vary with the number of ounces of resources or reserves estimated by them. Another example of the Board managing these risks is reflected in its 2024 decision to pro rate the compensation associated with achieving the Corporation’s objective of drilling 8,000 m at its 3 Aces Project, when only 7,620 m were drilled. The Board recognized that, if the Board awarded no compensation for failing to meet the objective, it would create incentives in the future for employees to either take unwarranted risks or undertake unwarranted drilling in order to achieved the meterage target, neither of which would be desirable.

As another check on the validity of technical work, the Board has established a Technical Committee with the mandate and resources to independently review the quality of work performed and the Corporation’s procedures and practices, including the prudence of the models and assumptions underlying estimates. The Board expects this Technical Committee to mitigate compensation risks in connection with the Corporation’s long-term technical goals.

Clawback Policy

In early 2023, the Board first adopted a Policy on Recoupment of Incentive Compensation, often called a “clawback policy”. Then, the Corporation adopted a new Incentive-Based Compensation Recovery Policy in November 2023, to meet the requirements of the New York Stock Exchange (“NYSE”) and the US Securities and Exchange Commission. Under this Policy, the Corporation is authorized to recover erroneously awarded compensation in the event the Corporation is required to prepare an accounting restatement, as that term is defined in the applicable requirements. The Policy applies to all incentive-based compensation received by an executive officer who served during the performance period for the incentive-based compensation and during the three completed financial years preceding the accounting restatement. The Corporation must recover, reasonably promptly, erroneously awarded compensation. Recovery is not subject to any finding of misconduct by any executive officer or finding an executive officer responsible for an accounting error leading to an accounting restatement. The Corporation is required to recover compensation except if recovery would be impracticable because of certain circumstances, including the cost of recovery exceeding the amount owed, recovery violating the laws of the country in which recovery is sought or recovery would otherwise have certain consequences under US laws for an otherwise tax-qualified retirement plan.

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The amount of incentive compensation that may be recouped is the amount of incentive-based compensation paid in excess of the amount that would have been paid had the financial statements been accurate. This acts as a disincentive for executives to engage in fraud to drive their compensation higher.

Anti-Hedging Policy and Equity Ownership Policy

An important objective behind the Corporation’s compensation approach is the alignment of executives’ interests with the interests of shareholders through equity ownership. Holding a meaningful number of shares or RSUs of the Corporation over a long term, and being exposed to risks of a decline in share price, also helps to reduce the risk of executives engaging in conduct that reduces the value of their shares or RSUs.

In early 2023, the Corporation adopted an Anti-Hedging Policy that prohibits directors and the executive officers of the Corporation from engaging in any kind of hedging transaction (i.e., purchasing derivatives or other financial instruments) to limit or offset a decrease in the market value of shares or RSUs held, directly or indirectly, by the director or NEO and thereby preserve the alignment of executives’ interests with shareholders.

In 2023, the Corporation established its Equity Ownership Policy. In brief, this Policy sets requirements for directors and executive officers equity ownership based on a multiple of their annual salary. In early 2024, the Corporation amended its Equity Ownership Policy to reflect a limit on the aggregate value of share-based compensation non-executive directors may receive in a year at $150,000. For a summary of the terms of the Equity Ownership Policy, see the subsection of this Circular entitled “Equity Ownership Policy” under “Code of Ethics, Governance Policies and Corporate Policies” in the “Corporate Governance” section.

All of the current directors hold sufficient equity securities of the Corporation to meet the ownership threshold applicable to them under the Equity Ownership Policy. All executive officers have met the requirement applicable to them under the Equity Ownership Policy.

Performance Graph

The following graph illustrates the Corporation’s cumulative total shareholder return over the five most recently completed financial years of the Corporation, based on a $100 investment in the Corporation’s common shares made on December 31, 2019 (being the start of such five-year period). For comparative purposes, the cumulative total returns for a $100 investment over the same time period of the S&P/TSX Composite Index (the “S&P/TSX Index”), the S&P/TSX Global Gold Index (the “S&P/TSX Gold Index”) and the SPDR Gold Trust are also provided. Since the other comparative investments are priced in Canadian dollars, the points in the graph below reflect the value of the shares of the Corporation on the TSX and the value of the units of the SPDR Gold Trust at the relevant date converted into Canadian dollars at the US$:CAD$ exchange rate on the relevant date in order to isolate the return to holding ounces of gold from fluctuations in the exchange rate. The S&P/TSX Gold Index figures and the S&P/TSX Index figures used in the graph include the reinvestment of dividends.

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Over the five-year period, a $100 investment in the Corporation’s common shares would have decreased in value to $91.31 as compared to an increase to $169.09 for the S&P/TSX Composite Total Return Index, an increase to $142.51 for the S&P TSX Composite Global Gold Total Return Index and an increase to $187.72 for the SPDR Gold Trust. The Corporation’s share performance has been fundamentally disappointing to our Board and to our senior management as shareholders. Further, share price linked compensation that would have been received with better share price performance did not materialize.

Salary and bonus compensation for named executive officers over this period has increased. The Corporation has had to hire a significant number of new personnel associated with advancing early works construction at the KSM Project to achieve the SSD. As a larger company, with larger budgets and significantly larger work programs, executive officer roles and responsibilities have increased. Being in an industry with strong competitive pressures for experienced personnel, to achieve its objectives and attract and retain the necessary personnel the Corporation has had to keep compensation competitive relative to our comparators. Another reason for the increase in compensation arises due to the great extent to which the Corporation puts pay at risk by linking compensation to achievement of objectives and the executives have been very successful at achieving these objectives.

Management’s disappointment with share price performance is heightened by its belief that Seabridge has increased the underlying value of the Corporation’s shares using objective measures such as reserves and resources per share and achieving important objectives and milestones for our key assets. Gold prices have been strong and the shares of some gold producers have performed well over the last year, which appears to be linked to greatly increased profitability due to the higher gold price, but non-producing gold explorers and developers have not yet attracted investors in the same way. The Corporation intends to continue to build value in its assets and expects that as the value proposition of gold sector at current gold prices becomes more apparent to investment markets, gold company shares will benefit and the value that has been built in the Corporation’s assets will be recognized.

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Share-Based and Option-Based Awards

The Corporation’s RSU/DSU Plan is currently used to grant RSUs as LTI compensation in consideration of: (a) the duties and seniority of the officer, and (b) the achievement of certain milestones by the Corporation, by the performance of the Corporation’s shares or by the officer continuing to work for the Corporation for a designated period. Currently, this is the principal way in which share-based compensation is paid to executive officers. The Corporation’s Stock Option Plan was terminated on June 27, 2024. The method for determining the number of RSUs to be granted to the directors and officers as long-term compensation is set forth above.

Compensation Governance

Compensation Committee

Compensation policies are established by the Board. The Compensation Committee has the responsibility to administer these compensation practices through recommendations to the Board. New senior officers are hired after an analysis of compensation paid by comparator companies to executives with similar responsibilities. Late in each year the Compensation Committee receives input from the Chairman and CEO and the Vice President Human Resources to evaluate the performance of executives against corporate and individual objectives and assess reasonable target payout levels and competitive issues which could affect retention of key personnel. The Compensation Committee then makes a formal recommendation to the Board for: (a) appropriate comparator companies; (b) adjustments to executives’ base pay (if any); (c) the size of the target payout that should apply for executive STI and LTI compensation (and director LTI compensation) based on the extent of the achievement of corporate and individual objectives; and (d) corporate objectives to use for RSU vesting conditions. The Board makes final determinations and may exercise its discretion to vary the recommendations of the Compensation Committee.

The responsibilities, powers and operation of the Compensation Committee are described above under “Corporate Governance – Compensation Committee”.

In 2024, the Corporation’s Compensation Committee was made up of Eliseo Gonzalez-Urien, Clement Pelletier and Gary Sugar (Chair), all of whom are independent directors. Each has substantial mining industry experience in the hiring, evaluation and compensation of management level personnel.

Mr. Sugar, the Chair of the Compensation Committee, has served on the compensation committees of other publicly traded precious metal companies.

Mr. Gonzalez-Urien, as President of Placer Dome Exploration Ltd., was directly responsible for the compensation practices of a large, multi-national company subsidiary. In addition, Mr. Gonzalez-Urien serves on the compensation committee of another publicly traded, precious metal company.

Mr. Pelletier founded and ran a consulting company as CEO that grew to over 200 employees and oversaw compensation decisions. He has acted as Chair of the Compensation Committee for a public company for four years and served on compensation committees of other public companies, as well as participated in labour negotiations for a major mining company.

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Compensation Consultants

Bedford has been hired annually since 2022 as a compensation consultant to assist the Board and the Compensation Committee in refreshing its compensation practices. Bedford’s mandate is set forth above in the Section entitled “Compensation Discussion and Analysis”.

Executive Compensation Related Fees

The aggregate fees billed by Bedford for its services relating to reviewing the compensation approach of the Corporation for its directors and Executive Officers in 2024 and for recommending the list of comparator companies was CAD$27,120. Bedford provided no other services in 2024.

Summary Compensation Tables

The following table (presented in accordance with National Instrument Form 51-102F6 – “Form 51-102F6”) sets forth all direct and indirect compensation in Canadian dollars provided to the Corporation’s Named Executive Officers, for each of the Corporation’s most recently completed financial years. The Named Executive Officers of the Corporation in 2024 are Rudi Fronk, Christopher Reynolds, Ryan Hoel, Bruce Scott and William Threlkeld.

NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards (2) ($)	Option- Based Awards (3) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation(5) ($)	Total Compensation ($)
					Annual Incentive Plans (4)	Long-term Incentive Plans
Rudi P. Fronk Chairman & CEO	2024 2023 2022	890,305(1,6) 877,175(1,6) 845,715(1,6)	1,330,676 1,142,180 1,416,989	Nil Nil Nil	881,813 762,602 804,080	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	3,102,794 2,781,957 3,066,784
Christopher J. Reynolds Vice President, Finance and CFO	2024 2023 2022	367,500 350,000 350,000	403,026 229,534 286,125	Nil Nil Nil	288,600 202,930 207,000	Nil Nil Nil	Nil Nil Nil	21,040 20,520 19,473	1,080,165 802,985 862,598
Ryan Hoel Senior VP, COO	2024 2023 2022	616,365(6) 506,063(6) 430,989(6)	690,901 329,475 408,750	Nil Nil Nil	595,135 293,415 254,885	Nil Nil Nil	Nil Nil Nil	30,818 25,303 29,415	1,933,219 1,154,256 1,124,039
C. Bruce Scott Senior VP, General Counsel and Corporate Secretary	2024 2023 2022	472,500 450,000 450,000)	345,451 294,331 367,875	Nil Nil Nil	354,700 260,910 266,200	Nil Nil Nil	Nil Nil Nil	21,919 20,520 19,473	1,194,570 1,025,761 1,103,548
William Threlkeld Senior VP, Exploration	2024 2023 2022	431,456(6) 404,850(6) 390,330(6	322,421 263,580 327,000	Nil Nil Nil	323,934 234,732 230,945	Nil Nil Nil	Nil Nil Nil	21,573 18,559 23,745	1,099,383 921,721 972,020

(1)	The Chairman and CEO is also a director but does not receive fees for acting in his capacity as a director.
(2)	The Corporation calculated the grant date fair value of the RSUs granted in 2022-2024 using a Monte-Carlo simulation and the market price of the Corporation’s shares on the date of the grant. The fair value of the grants is being amortized over the expected service periods estimated based on a weighted average probability assumption on the achievement of corporate objectives, linked to the vesting criteria.
(3)	There were no options’ grants to Named Executive Officers in 2022 to 2024.

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(4)	The Corporation pays a discretionary annual bonus as part of its compensation to executive officers and the amounts in this column reflect the bonus amounts that were paid or payable in the specified year.
(5)	In April, 2022 the Corporation implemented a corporate matching program for retirement savings contributions. The Corporation matches 200% of employee contributions to retirement savings. The numbers in this column reflect the amount contributed by the Corporation.
(6)	The executive officer’s salary is payable in US Dollars. Changes in salary in 2022 to 2024 are due to the change in the CDN$:US$ exchange rate, except for the President and COO whose salary increased from US$375,000 in 2023 to US$450,000 in 2024.

For the purposes of the column headed “Share Based Awards” in the Table above, using the targets and vesting schedule described above, the following RSUs were granted to Named Executive Officers in 2024:

Officer	LTI at Target (% of salary)	Base Salary	Weighted Average Share Price	RSUs Granted
Rudi Fronk	200%	US$650,000	US$15.00	86,670
Chris Reynolds	150%	C$367,500	CAD$21.00	26,250
Ryan Hoel	150%	US$450,000	US$15.00	45,000
Bruce Scott	100%	C$472,500	CAD$21.00	22,500
Bill Threlkeld	100%	US$315,000	US$15.00	21,000

In April 2022, the Corporation implemented a retirement savings plan (“Savings Plan”) to assist employees, including NEOs, with saving for retirement. Employees may join the plan at any time. Employees must make regular contributions, up to 2.5 per cent of their earnings (which includes basic pay and any bonuses), to the Savings Plan through payroll deductions. Employees may also choose to make additional contributions on a voluntary basis. The Corporation will match 200% of employee’s regular contributions, up to a maximum of 5 per cent of an employee’s salary.

The Corporation also provides a health and fitness expense reimbursement program (up to CAD$7,500 annually) to supplement its extended health benefits and promote better health and regular physical activity for its employees.

The amounts in the “All other Compensation” column above include the contributions made by the Corporation to the Savings Plans of the relevant NEO.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Named Executive Officers. The Corporation grants share-based awards to its non-director NEOs in the form of RSUs under its RSU/DSU Plan. There are no outstanding option-based awards.

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Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not vested(1) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed
Rudi P. Fronk	Nil			NIL	208,003	3,411,249	NIL
Christopher J. Reynolds	Nil			NIL	50,675	831,070	NIL
Ryan Hoel	Nil			NIL	80,000	1,312,000	NIL
C. Bruce Scott	Nil			NIL	53,850	883,140	NIL
William Threlkeld	Nil			NIL	49,000	803,600	NIL

1.	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $16.40.

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all RSUs that vested during the financial year ended December 31, 2024 for each of the Named Executive Officers:

NEO Name	Option Based Awards Value vested during the year (1) ($)	Share-Based Awards Value vested during the year (2) ($)	Non-equity incentive plan compensation - Value vested during the year (1) ($)
Rudi P. Fronk	Nil	$814,231	Nil
Christopher J. Reynolds	Nil	$164,413	Nil
Ryan Hoel	Nil	$234,875	Nil
C. Bruce Scott	Nil	$211,388	Nil
William Threlkeld	Nil	$187,900	Nil

1.	The Corporation had no outstanding awards, either option-based or non-equity-based, held by the NEOs in 2024.

2.	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.

The share-based awards disclosed above are RSUs. On January 17, 2024, 42,916 RSUs held by the NEOs vested on the filing of the Substantially Started application with the regulators and on July 29, 2024 42,917 RSUs held by the NEOs vested on the notification from BC Regulators of a positive Substantially Started designation for the KSM Project.

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Pension Plan Benefits

In 2022, the Corporation implemented a retirement savings program for all employees, including executives, under which the Corporation will match 200% of employees’ contributions to retirement savings plans up to a maximum of 5% of annual salary.

Termination and Change of Control Benefits

As part of its 2022 work, Bedford also made recommendations for changing the payments to executives in connection with termination of an executive, including after a change of control of the Corporation. The Board adopted Bedford’s recommendations and has almost entirely implemented new employment contracts with executive officers that include provisions for payments due on termination of an executive officer. Under these new employment contracts executive officers will receive the following in the event of a termination without cause: 1) their salary paid up to the date of termination; 2) a severance payment equal to 100% of their base salary; 3) a bonus payment equal to their target bonus; and 4) 12 months’ worth of benefits. Unvested securities will fully vest. See the table below for a tabular version of this information.

Termination Without Cause

Pay Element	Payment Due
Salary	Paid to termination date
Severance	100% of base salary
Bonus	100% of target bonus
Unvested Securities	Forfeited unless otherwise determined by the Board
Benefits	12 months
Term	N/A

Executive officers that are terminated, or that resign for “good reason”, in the three-month period before, or within 12 months after, a change of control are, with limited exceptions, entitled to the following: 1) their salary paid up to the date of termination; 2) a severance payment equal to 150% of their base salary; 3) a bonus payment equal to 150% of their target bonus; 4) 12 months’ worth of benefits. For this purpose, “good reason” means a constructive dismissal, such as a reduction in term and conditions of employment, including title or role. See the table below for a tabular version of this information.

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Change of Control

Pay Element	Payment Due
Salary	Paid to termination date
Severance	150% of base salary
Bonus	150% of base salary
Unvested Securities	Accelerated vesting of unvested securities. Shares paid out immediately.
Benefits	12 months
Term	Resignation or termination within 12 months of change of control

Director Compensation

Compensation Elements and Determination – Directors

Non-Executive director compensation is made up of: (1) annual cash retainers for the roles taken by the directors on the Board and on Board Committees, and (2) long-term compensation in the form of DSUs.

Retainers

For 2024, Bedford recommended and the Board approved annual retainers for the directors as set forth below.

Director Role	Compensation (US$/yr)
Board Member Annual Retainer	$55,000
Lead Director Annual Additional Retainer	$35,000
Chair, Audit Committee	$15,000
Chair, Other Committees	$10,000
Member (other than Chair), All Committees (except Audit Committee)	$2,500
Member (other than Chair), Audit Committee	$3,000
Meeting Fee	NIL

For 2025, based on recommendations from Bedford, the Board approved increases in the annual fee payable to the Chair of the Audit Committee to US$16,000 per year and for the Chairs of the other Committees to US$12,000 per year.

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Equity-Based Compensation

Based on its benchmarking, Bedford recommended target annual equity compensation of 1.5 to 2 times a director’s annual retainer for being a Board Member. The Corporation adopted Bedford’s recommendation. As with its executives, to convert target payouts (expressed in dollars) into an equity value, the Corporation used the average weighted share price of the Corporation’s shares for the year (up to the date of submission of compensation related information to the Compensation Committee), which for 2024 was US$15.00 for US-based employees and CAD$21.00 for Canadian-based employees. Under the Corporation’s Equity Ownership Policy, equity-based compensation for non-executive directors is also capped at $150,000 per year for each director based on the share price on the date of grant.

In determining the amount of equity-based compensation paid to non-executive directors in any year relative to target, the Board considered the same factors that it considers for executive STI compensation. In 2024, the Board decided to award 6,000 RSUs to each non-executive director, except for the Lead Director. Mr. Sabine was awarded 6,500 RSUs in recognition of his role as Lead Director. Using a deemed share price of the average weighted share price of the Corporation’s shares for the year (up to the date of submission of compensation-related information to the Compensation Committee), the RSU awards to directors resulted in an award of approximately 1.5 times the directors’ base annual retainer, approximately at the target level of compensation recommended by Bedford.

In 2024, the Corporation also amended its Restricted Share Unit Plan to include the grant to non-executive directors and settlement of Deferred Share Units Plan. A deferred share unit, or DSU, is equity-based compensation under which each DSU converts into one common share, but DSUs only convert after the holder leaves the Board.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year:

Director Name	Fee Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Trace Arlaud	81,630	113,520	Nil	Nil	Nil	Nil	195,150
Matthew Coon Come	79,936	113,520	Nil	Nil	Nil	Nil	193,456
Eliseo Gonzalez-Urien	86,711	113,520	Nil	Nil	Nil	Nil	200,231
Jay Layman	86,711	113,520	Nil	Nil	Nil	42,337(1)	200,231
Melanie Miller(2)	Nil	193,452	Nil	139,572	Nil	224,309	557,334
Clement A. Pelletier	95,235	113,520	Nil	Nil	Nil	Nil	208,755
Julie Robertson	87,106	113,520					200,626
John Sabine	124,096	122,980	Nil	Nil	Nil	Nil	247,076
Gary Sugar	89,127	113,520	Nil	Nil	Nil	Nil	202,647
Carol Willson	105,794	113,520	Nil	Nil	Nil	Nil	219,314

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(1)	This amount is the cost of extended health coverage from the Corporation that Jay Layman receives in connection with providing advice and mentoring of the Corporation’s personnel.
(2)	Melanie Miller is an officer of the Corporation and receives no additional compensation for serving as a director. The figures above reflect her compensation as an executive officer with LTI compensation (under “Share-Based Awards”), STI compensation (under “Non-Equity Incentive Plan Compensation”), salary and retirement plan contributions (under “All-Other Compensation”).

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not vested (1) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed
Trace Arlaud	Nil			Nil	17,000	278,800	Nil
Matthew Coon Come	Nil			Nil	19,000	311,600	Nil
Eliseo Gonzalez-Urien	Nil			Nil	17,000	278,800	Nil
Jay Layman	Nil			Nil	17,000	278,800	Nil
Melanie Miller(2)	Nil			Nil	23,800	390,320	Nil
Clement A. Pelletier	Nil			Nil	17,000	278,800	Nil
Julie Robertson	Nil			Nil	19,000	311,600	Nil
John Sabine	Nil			Nil	17,800	291,920	Nil
Gary Sugar	Nil			Nil	17,000	278,800	Nil
Carol Willson	Nil			Nil	14,500	237,800	Nil

1.	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $16.40.
2.	Melanie Miller is an officer of the Corporation and is compensated for such role. She receives no additional compensation for serving as a director.

The share-based awards granted by the Corporation to its directors are in the form of RSUs and DSUs granted under its RSU/DSU Plan. The RSU grants included in the table above vest on the earlier of 3 years and the director resigning or otherwise ceasing to be a director. The DSUs included in the table above settle (convert into shares or a cash equivalent) after a director ceases to be a director. DSUs are considered to provide the non-executive directors with an incentive to act in the long-term interests of the Corporation since they only receive shares (or the cash value of their shares) after they leave the Corporation. The Board selected DSUs for the non-executive directors instead of RSUs based on the recommendation of Bedford that it reflects a preferred corporate governance approach.

Grants of stock options to directors ceased in 2019.

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Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value of all stock options and RSUs that vested during the financial year ended December 31, 2024 for each of the Directors who are not Named Executive Officers:

Director Name	Option Based Awards Value vested during the year (1) ($)	Share-Based Awards Value vested during the year (2) ($)
Trace Arlaud	Nil	Nil
Matthew Coon Come	Nil	Nil
Eliseo Gonzalez-Urien	Nil	Nil
Jay Layman	Nil	Nil
Melanie Miller	Nil	75,160(3)
Clement A. Pelletier	Nil	Nil
Julie Robertson	Nil	Nil
John Sabine	Nil	Nil
Gary Sugar	Nil	Nil
Carol Willson	Nil	94,650(4)

1.	No options vested in 2024.
2.	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.
3.	Melanie Miller is an executive officer and held RSUs which vested in 2024 on the filing of the application for a “substantially started” determination and receipt of the “substantially started” designation for the KSM Project.
4.	Carol Willson was granted 10,000 RSUs in second quarter of 2022 of which 5,000 vested in second quarter of 2024.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets forth the Corporation’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year, being its RSU/DSU Plan.

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Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	837,301	N/A(1)	777,338
Equity compensation plans not approved by securityholders	Nil shares	Nil	Nil
Total	837,301		777,338
1.	The outstanding securities are RSUs and DSUs which vest (RSUs) or are settled (DSUs) and common shares are issued in respect of them without payment of any consideration.

Indebtedness to Corporation of Directors and Executive Officers

No person who is, or at any time during the most recently completed financial year was, a director, proposed nominee for election as a director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate thereof, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation, or had indebtedness to another entity during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Seabridge for use at the Meeting, and at any adjournments thereof, to be held on June 25, 2025 at 4:30 p.m. (Eastern Daylight Time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained and compensated for that purpose. The cost of solicitation will be borne by the Corporation.

Registered shareholders and non-registered shareholders will be distributed proxy-related materials pursuant to the “notice-and-access” regime adopted by the Canadian Securities Administrators. It is anticipated that a notice with information about the notice-and-access process and voting instructions as well as a voting instruction form, or proxy form will be distributed to registered and beneficial shareholders on or about May 23, 2025. The Corporation is providing only its registered shareholders, and those shareholders with existing instructions on their account to be sent a paper copy of the Corporation’s meeting materials, with paper copies of this Circular.

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Appointment of Proxyholder

The purpose of a proxy is to designate persons who will exercise the voting rights of a shareholder on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed as proposed proxyholders in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting By Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. Shareholders that return a proxy are not precluded from attending the Meeting in person (when the Corporation holds an in-person meeting).

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Registered shareholders may submit proxies by three different means: mail, telephone or internet. To submit a proxy by mail, return completed forms of proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 for receipt before the Meeting. The Corporation has set 4:30 p.m. (Toronto time) on June 23, 2025 as the deadline for shareholders to submit their proxies. To submit a proxy by telephone, on a touch tone phone dial 1-866-732-8683. To submit a proxy using the internet, go to www.investorvote.com. Submitting proxies by mail or the internet are the only methods by which a shareholder may appoint a proxyholder other than the Management Proxyholders. Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) naming their proxyholder.

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Non-Registered Holders

Only shareholders whose names appear on the records of the Corporation as the registered holders of common shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares, a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s, TSFA’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited for Canadian brokers and CEDE & Co., on behalf of The Depository Trust Company, for U.S. brokers, (any of them herein being a “Nominee”). If you purchased your shares through a broker or hold your shares in a brokerage account, you are likely a non-registered holder. In this Circular, non-registered shareholders are sometimes referred to as “beneficial owners” of the Corporation’s shares.

In accordance with securities regulatory policies, the Corporation is distributing copies of the materials relating to the Meeting, specifically the Notice of Meeting, the Voting Instruction Form or Form of Proxy, and a Notice in the form required under the notice-and-access regime adopted by the Canadian Securities Administrators, to the Nominees or their agents for distribution to non-registered holders. The Corporation is not mailing directly to non-registered holders who are “non-objecting beneficial owners” and has forwarded the Meeting materials to the Nominees or their agents to do so. The Corporation intends to pay for Nominees to deliver the Meeting materials and Voting Instructions Form to the non-registered holders who are “objecting beneficial owners”.

Nominees are required to forward these Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by non-US Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own voting instruction form, mailing procedures and provide their own return instructions. If you wish to have your shares voted by proxy, you should carefully follow the instructions from the Nominee in order that your common shares are voted at the Meeting.

Non-registered holders who wish to vote at the Meeting or wish to appoint a third-party proxyholder, to represent them at the Meeting must submit their voting instruction form naming their proxyholder. (Non-registered holders may name themselves as proxyholder if they want to attend and vote their own shares.) If a non-registered holder through a United States Nominee wishes to attend and vote at the Meeting, the non-registered holder must first obtain a valid legal proxy from the holder’s Nominee. Follow the instructions from the Nominee included with these proxy materials, or contact your broker or bank to request a legal proxy form.

If you, as a non-registered holder, do not return the voting instruction form and hold your shares through a U.S. broker, your broker or other Nominee will vote your common shares on each matter at the Meeting for which it has discretionary authority. If you do not give instructions to your broker or other Nominee as to how to vote your shares, the broker has authority under New York Stock Exchange (“NYSE”) rules to vote those shares for or against “routine” proposals. Therefore, it is very important that non-registered holders instruct their broker, bank or other nominee how they wish to vote their shares.  Brokers cannot vote on their client’s behalf on “non-routine” proposals for shareholders meetings. Under these rules, the election of directors is considered a “non-routine” proposal. The appointment of auditors for the 2025 fiscal year and the authorization of the directors to fix the compensation of the auditors are considered routine matters and brokers will be permitted to vote shares held for non-registered holders on these proposals. These rules apply to voting the Corporation’s common shares even though they are also listed on the Toronto Stock Exchange (“TSX”). If such broker votes common shares that are unvoted by its clients for or against a “routine”

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proposal, these shares are counted for the purpose of establishing a quorum at the Meeting and also will be counted for the purpose of determining the outcome of “routine” proposals. If such broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a routine proposal, a “broker non-vote” occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals. Common shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of common shares needed to approve the proposal.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by such shareholder’s attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. This revocation must be delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman at the Meeting or any adjournment thereof. A proxy may also be revoked in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

Record Date

The Board of Directors of the Corporation has fixed May 5, 2025 (the “Record Date”) as the record date for the purpose of determining shareholders entitled to receive Notice of the Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

Voting Shares and Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of Preferred shares, issuable in series, of which 100,543,114 common shares were issued and outstanding and no Preferred shares were issued and outstanding as of May 5, 2025. The holders of common shares are entitled to one vote for each common share held.

Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution unless specifically stated otherwise.

To the knowledge of the directors and executive officers of the Corporation as of May 5, 2025, the only persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation are as follows:

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•	Pan Atlantic Holdings Ltd. owns 10,673,611 Common shares of the Corporation representing 10.62% of the outstanding shares of the Corporation and FCMI Parent Co., which owns all of the shares of Pan Atlantic Holdings Ltd., owns 4,972,625 Common shares representing 4.95% of the outstanding shares of the Corporation. In addition, principals of the Friedberg Mercantile Group Ltd. and their foundations own 588,624 Common shares of the Corporation representing 0.59% of the Corporation’s outstanding shares. Pan Atlantic Holdings Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd.
•	Based on a report filed by Kopernik Global Investors, LLC (“Kopernik”) dated March 10, 2025, Kopernik exercises control or direction over 10,640,829 Common shares of the Corporation representing 10.58% of the outstanding shares of the Corporation. Kopernik, which is based in Florida, USA, acts as investment advisor or manager to onshore and offshore investment funds and separately managed accounts and, in such role, exercises control or direction over these Common shares on behalf of such funds and accounts.

ADDITIONAL INFORMATION

Interest of Informed Persons in Material Transactions

No informed person or proposed director of the Corporation, and no associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

Response to Shareholders

The Corporation communicates regularly with its shareholders and maintains a website at https://www.seabridgegold.com. Information concerning the KSM Project is available at www.ksmproject.com. The Corporation also provides information through its Facebook, LinkedIn and Twitter accounts at:

Facebook:	https://www.facebook.com/SeabridgeGold

LinkedIn:	https://www.linkedin.com/company/seabridge-gold-inc

X:	https://twitter.com/SeabridgeInc.

Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that management’s communications with shareholders, and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

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If you have issues, questions or comments which you would like to have considered by directors at the Meeting please advise us at: The Corporate Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, info@seabridgegold.com or by fax at 416-367-2711.

Information Relating to the Corporation

Additional information relating to the Corporation is on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Corporation at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1 or by phone 416-367-9292 or by fax 416-367-2711 or by e-mail at info@seabridgegold.com to request copies of the Corporation’s financial statements and MD&A.

Financial information is provided in the Corporation’s comparative audited financial statements and MD&A for its most recently completed financial year which are filed on SEDAR+. Information regarding the Audit Committee of the Corporation required to be disclosed under Canadian securities laws may be found in the Corporation’s Annual Information Form under Item 9 – Audit Committee Information.

The Corporation also files with the United States Securities and Exchange Commission and the NYSE Stock Exchange and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholder proposals to be considered for inclusion in the Management Proxy Circular for the Annual General Meeting in 2026 must be received by the Corporation between January 26, 2026 and March 27, 2026.

APPROVAL

The Board of Directors of the Corporation has approved the contents and sending of this Circular.

DATED as of this 13th day of May, 2025.

SEABRIDGE GOLD INC.

“Rudi P. Fronk”

Rudi P. Fronk
Chairman and CEO

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APPENDIX 1
POLICY STATEMENT ON DIVERSITY

MAY 7, 2019 revised APRIL 28, 2021

Seabridge Gold Inc. (the “Company”) is of the view that the board of directors (“Board”) membership and the employment of executive management (“Management”) should be based on merit and remains committed to selecting the best qualified persons to the Board and Management. To be effective, members of the Board and Management must possess the qualities, skills and experience required to fulfil our obligations to all stakeholders. The Company believes that diversity is an important factor to ensure our directors, executives and workforce include persons with the range of perspectives, experience and expertise we require and has identified diversity as one of several factors to be considered in nominating or appointing directors to the Board and engaging and promoting executives in Management. For the purposes of Board and Management composition, “diversity” includes gender, visible minorities, Indigenous peoples, sexual orientation, gender identification, people with disabilities, and age. The Board recognizes that diversity combined with experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations and to the management of our operations in order to meet the challenges and achieve success for the Company and all of its stakeholders. In addition, an appropriately diverse Board and Management will include persons who collectively have the broad range of specific skills, industry and professional experience required for the Board and Management to meet their varied responsibilities in the overall direction of the Company. Board appointments and Management employment and promotion will be made based on the abilities, skills and experience the Company requires from time to time, recognizing that more diversity of Board and Management composition is intended to create a more effective Board, Management and workplace. The Company believes that the promotion of diversity will be enhanced by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic or a specific goal except for gender representation on the Board. Management and aspires to achieve a goal of 30% women directors on the Board by its annual general meeting in 2023 and 30% women executives in Management by 2025, respectively.

TERMS OF THIS POLICY

Responsibilities of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (Committee) reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. The Committee also oversees the conduct of the annual review of the Board’s effectiveness. In reviewing the Board’s composition, the Committee will take into consideration recommendations from the Sustainability Committee with regard to diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a nominee in order to maintain an effective Board. In identifying suitable candidates for appointment to the Board, the Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition. As part of the annual performance evaluation of the effectiveness of the Board and Board committees, the

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Committee will consider the balance of skills, experience, independence and knowledge of the incumbent members and the diversity of the Board and its committees. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Responsibilities of Management

Management reviews and assesses its composition on behalf of the Board and recommends the hiring, development, and compensation of new executives and the compensation and promotion of existing executives. Management also oversees the conduct of the annual review of the Management’s effectiveness. Management will take into consideration diversity, inclusion and equity as factors to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of candidates in order to maintain an effective Management. In identifying suitable candidates for Management opportunities or promotion, Management will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in Management’s composition. As part of the annual performance evaluation of its effectiveness, Management will consider the balance of skills, experience, independence and knowledge of its executives and the diversity in Management. It is the objective of Management to select the most qualified and highest functioning candidates from diverse backgrounds. Management will report annually to the Board on the diversity of Management.

Disclosure

The Company will publish this Policy Statement on its website and in its management information circular together with:

(i)	a summary of the measures taken or proposed to ensure the effective implementation of this Policy;
(ii)	how the Committee measures the effectiveness of this Policy;
(iii)	how the Committee and Management consider the level of representation of diversity of people on the Board and in Management when identifying candidates or when promoting executives; and
(iv)	the number and proportion (as a percentage) of women directors on the Board and women executives in Management, respectively.

Policy Review

The Committee will review this Policy annually, or earlier if it determines necessary, which review will include an assessment of the effectiveness of this Policy.

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APPENDIX 2
EQUITY INCENTIVE COMPENSATION PLANS

The Corporation’s Restricted Share Unit and Deferred Share Unit Plan

At the Corporation’s annual general meeting held on June 24, 2014, the shareholders approved the Corporation’s original Restricted Share Unit Plan (the “RSU Plan”). Under the terms of the RSU Plan, the Board or, if authorized by the Board, the Compensation Committee, may grant RSUs to eligible participants. Each RSU represents the right to receive one common share for no additional consideration upon vesting of an RSU in accordance with the terms of the RSU Plan. At the Corporation’s annual general meeting in 2019, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to:

(i)	create a single combined pool of shares from which it can grant either stock options or RSU’s as it sees fit at the time of grant; and
(ii)	increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 800,000 common shares, resulting in the aggregate number of shares reserved for issue (but not already issued) upon exercise of options granted or available for grant under the Option Plan or the RSU Plan being 4,048,417 common shares, representing approximately 6.5% of its outstanding shares at the time.

At the Corporation’s annual general meeting in 2022, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 1,250,000 common shares to 2,674,444 common shares, representing 3.3% of the Corporation’s outstanding common shares at the time. Since the Corporation has ceased granting stock options, all of these shares are effectively reserved for issue under the RSU Plan.

At the Corporation’s annual general meeting in 2024, the shareholders approved amending the RSU Plan to allow the Corporation to also grant deferred share units (“DSUs”) to non-executive directors of the Corporation and increased the number of common shares reserved for issue under the RSU/DSU Plan to 2,085,711 common shares representing approximately 2.4% of the Corporation’s outstanding common shares at the time. The amended RSU Plan that allows for the grant of DSUs is referred to herein as the “RSU/DSU Plan”.

RSU/DSU Plan

The purpose of the RSU/DSU Plan is to advance the Corporation’s interests by (a) increasing the equity ownership of eligible participants in the Corporation; (b) aligning the interests of eligible participants with the interests of the shareholders of the Corporation, both short-term and long-term; (c) promoting longer term retention of eligible participants with the Corporation; and (d) providing eligible participants with additional incentive to achieve the goals of the Corporation.

Under the terms of the RSU/DSU Plan, the Board or, if authorized by the Board, the Compensation Committee, may grant RSUs and DSUs (either, an “Award”) to eligible

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participants. Each RSU and each DSU represents the right to receive one common share for no additional consideration in accordance with the terms of the RSU/DSU Plan. An RSU will vest and convert into a common share based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant. The expiry date of each (unvested) RSU granted under the RSU/DSU Plan will be determined by the Board at its discretion at the time of each grant, but such expiry date shall not be later than:

(a)	December 15 (or, if it is not a business day, the first business before it) of the third calendar year following the year in which any services giving rise to the Award were rendered by a participant in respect of RSUs granted to participants that are not Non-Employee Contractors (as defined in the RSU/DSU Plan) of the Corporation and are not Special RSUs (as defined in the RSU/DSU Plan); or
(b)	December 15 (or, if it is not a business day, the first business before it) of the fifth calendar year following the year in which any services giving rise to the Award were rendered by a participant in respect of RSUs granted to participants that are Non-Employee Contractors of the Corporation or in respect of Special RSUs,

(which date is referred to herein as the “Latest RSU Expiry Date”). A DSU will vest and convert into a common share after a director ceases to be a director of the Corporation.

On each vesting date, the Board may decide, in its sole discretion, whether to make all payments in respect of vested RSUs or DSUs to the RSU Participant in cash, common shares issued from treasury, or a combination thereof based on the fair market value of the common shares as at such date. For the purposes of the RSU/DSU Plan, the fair market value of a common share is the weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the vesting date (and which, for greater certainty, may be less than the closing trading price of the common shares on the TSX on that date). In the absence of an express decision by the Board, payments in respect of an Award of a Restricted Share Unit to a Participant shall be made in common shares issued from treasury.

Participation in the RSU/DSU Plan is voluntary and, if an eligible participant agrees to participate, a grant of RSUs or DSUs will be evidenced by an agreement or other electronic record between the Corporation and the participant. The interest of any participant in any RSU or DSU may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

A director, officer, employee or consultant of the Corporation who has been designated by the Corporation for participation in the RSU/DSU Plan and who agrees to participate in the RSU/DSU Plan is an eligible participant to receive RSUs under the RSU/DSU Plan. Under the RSU/DSU Plan, DSUs will only be issued to a person who is a director and who, at the relevant time, is not otherwise an officer or employee of the Corporation, and such person shall continue to be an eligible director for so long as such person continues to be a member of such boards of directors and is not otherwise an employee of the Corporation or of a designated affiliate of the Corporation (an “Eligible Director”). DSUs may be granted (i) at any time on a discretionary basis, or (ii) quarterly in lieu of a portion of the annual compensation payable to Eligible Directors, excluding amounts received as reimbursement for expenses incurred in attending meetings of the Board.

If the vesting conditions are satisfied for an RSU during a blackout period, the vesting date for such RSU shall be deemed to be deferred thereafter for a period (the “Extension Period”) ending on the earlier of (i) one business day after the date the blackout period ends, and (ii) for a participant that is not a Non-Employee Contractor of the Corporation and only with respect

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to a RSU that is not a Special RSU, the Latest RSU Expiry Date; provided that if an additional blackout period is subsequently imposed by Seabridge during the Extension Period, then such Extension Period instead shall be deemed to end on the date which is the earlier of (i) one business day after the end of the last imposed blackout period, and (ii) for a participant that is not a Non-Employee Contractor of the Corporation and only with respect to a RSU that is not a Special RSU, the Latest RSU Expiry Date. If the expiry date of a RSU falls during an Extension Period, the expiry date shall be deemed to be postponed to the last day of the Extension Period. Notwithstanding the foregoing, the Board may, at its sole discretion, elect not to extend the vesting date in respect of a RSU if the RSU will be settled wholly in cash during a blackout period.

If an RSU Participant ceases to be an eligible participant under the RSU/DSU Plan due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the RSU/DSU Plan due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant’s account will either be terminated and forfeited as of the termination date, continue to vest in accordance with their terms, or fully-vest at the discretion of the Board.

The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

In the event the Corporation pays a dividend on the Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Reservation of Shares Under RSU/DSU Plan and Plan Limits

The maximum number of common shares which may be issued under the RSU/DSU Plan together with all of the Corporation’s other security-based compensation arrangements, unless otherwise approved by shareholders, was set at 2,085,711 common shares at the Corporation’s shareholder meeting held on June 27, 2024. At May 5, 2025, the number of common shares which are reserved for issuance under the RSU/DSU Plan and all of the Corporation’s other security-based compensation arrangements is 1,614,639 common shares, representing in aggregate approximately 1.6% of the Corporation’s issued and outstanding common shares. There are 777,302 RSUs outstanding as of May 5, 2025 representing 0.8% of the outstanding shares of the Corporation. There are 54,500 DSUs outstanding as of May 5, 2025 representing 0.05% of the outstanding shares of the Corporation. Therefore, there remains an aggregate of 782,837 common shares available for issue under new grants of Awards.

The RSU/DSU Plan, together with all other previously established or proposed share compensation arrangements of the Corporation, may not result in:

(a)	the number of the Corporation’s shares (i) issued to insiders of the Corporation, within any one-year period, and (ii) issuable to insiders of the Corporation, at any time, exceeding 10% of the Corporation’s outstanding shares;
(b)	the issue to any one eligible participant or any associates of an eligible participant of the Corporation, within a one-year period of more than 5% of the Corporation’s outstanding shares; and

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(c)	the value of DSUs granted to each non-executive director, together with the value of all other security-based compensation arrangements of the Corporation in which a non-executive director may participate, exceeding $150,000 in any one-year period, other than any DSUs or other securities granted to a non-employee director that is granted in lieu of any director cash fee.

Amendment Provisions of the RSU/DSU Plan

Under the terms of the RSU/DSU Plan, the Board may, from time to time:

(a)	amend the RSU/DSU Plan or any Award, without obtaining approval of the shareholders of the Corporation to:

(i)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority,

(ii)	change vesting provisions of the RSU/DSU Plan or any Award; or

(iii)	any other amendments of a non-material nature; or
(b)	suspend, terminate or discontinue the terms and conditions of the RSU/DSU Plan and the Awards granted under the RSU/DSU Plan,

provided that:

(c)	any such amendment, as may be applicable to a U.S. Taxpayer shall be subject to compliance with Section 409A of the Internal Revenue Code; and
(d)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX and the New York Stock Exchange, as may be required.

Any amendment to the RSU/DSU Plan described in subparagraphs (a)(ii) or (b) above, shall take effect only with respect to Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the RSU/DSU Plan other than as described above shall require the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the common shares (or, where required, “disinterested” shareholder approval) represented at a meeting of the shareholders of the Corporation at which a motion to approve the RSU/DSU Plan or an amendment to the RSU/DSU Plan is presented. Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved under the RSU/DSU Plan;
(b)	to change the definition of eligible participants;
(c)	to extend the term of an RSU held by an insider or to amend or remove the limits on the number of Awards which may be granted to insiders under the Plan;
(d)	to permit RSUs to be transferred otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;
(e)	to permit awards other than RSUs and DSUs under the RSU/DSU Plan;

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(f)	in respect of grants of DSUs, to permit the introduction or reintroduction of non-employee Directors on a discretionary basis or increase the non-employee Director participation limits; and
(g)	to amend the amendment provisions of the RSU/DSU Plan so as to increase the ability of the Board to amend the RSU/DSU Plan without shareholder approval.

The text of the RSU/DSU Plan may be reviewed by the Shareholders by selecting the “Governance” tab on the Corporation’s website at www.seabridgegold.com and looking under the heading “Share-Based Compensation Plans”.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our RSU/DSU Plan for the three most recently completed financial years:

Plan	2024 Burn Rate(1)	2023 Burn Rate(1)	2022 Burn Rate(1)
RSU/DSU Plan	0.42%	0.48%	0.4%
(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

SEABRIDGE GOLD	V

APPENDIX 3
BY-LAW

BY- LAW NO. 1

A by-law relating generally to
the transaction of the business
and affairs of

SEABRIDGE GOLD INC.

TABLE OF CONTENTS

		Page

	SECTION 1
	INTERPRETATION

1.1	Definitions	1
1.2	Interpretation	2
1.3	Subject to the Act, Regulations, and Articles	2

	SECTION 2
	BUSINESS OF THE CORPORATION

2.1	Registered Office	2
2.2	Corporate Seal	2
2.3	Financial Year	2
2.4	Execution of Instruments	2
2.5	Banking Arrangements	3
2.6	Voting Rights in Other Bodies Corporate	3

	SECTION 3
	BORROWING AND SECURITY

3.1	Borrowing Power	3
3.2	Delegation	4

	SECTION 4
	DIRECTORS

4.1	Number of Directors and Quorum	4
4.2	Qualification	4
4.3	Election and Term	4
4.4	Number of Directors	5

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- ii -

4.5	Vacation of Office	5
4.6	Appointment of Additional Directors	5
4.7	Action by the Board	5
4.8	Canadian Majority Requirement	5
4.9	Participation in Meetings	5
4.10	Place of Meetings	6
4.11	Calling of Meetings	6
4.12	Notice of Meeting	6
4.13	First Meeting of New Board	6
4.14	Adjourned Meeting	6
4.15	Lead Director	7
4.16	Chair	7
4.17	Votes to Govern	7
4.18	Remuneration and Expenses	7
4.19	Resolution in Lieu of Meeting	7
4.20	Amendments to the Act	7

	SECTION 5
	ADVANCE NOTICE OF DIRECTOR NOMINATIONS

5.1	Nomination of Directors	7
5.2	Notice of Nomination	8
5.3	Timely Notice	8
5.4	Information Required	9
5.5	Other Information	11
5.6	Discretion of the Chair	11
5.7	Delivery of Notice	11
5.8	Board Discretion	11

	SECTION 6
	COMMITTEES

6.1	Committee of Directors	12
6.2	Procedure	12
6.3	Transaction of Business	12
6.4	Audit Committee	12

	SECTION 7
	OFFICERS

7.1	Appointment	12
7.2	Chair of the Board	12
7.3	Chief Executive Officer	13

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- iii -

7.4	Chief Financial Officer	13
7.5	Secretary	13
7.6	Powers and Duties of Officers	13
7.7	Term of Office	13
7.8	Agents and Attorneys	13

	SECTION 8
	PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

8.1	Limitation of Liability	14
8.2	Indemnity	14
8.3	Advancement of Expenses	14
8.4	Exclusions	15
8.5	Non-Exclusivity of Rights	15
8.6	Insurance	15
8.7	Repeal, Amendment or Modification	15

	SECTION 9
	SHARES

9.1	Allotment	15
9.2	Commissions	16
9.3	Registration of Transfer	16
9.4	Transfer Agents and Registrars	16
9.5	Non-Recognition of Trusts	16
9.6	Share Certificates	16
9.7	Non-Certificated Registered Owners.	17
9.8	Replacement of Share Certificates	17
9.9	Joint Shareholders	17
9.10	Deceased Shareholders	17

	SECTION 10
	DIVIDENDS AND RIGHTS

10.1	Dividends	18
10.2	Dividend Payments	18
10.3	Record Date for Dividends and Rights	18

	SECTION 11
	MEETINGS OF SHAREHOLDERS

11.1	Annual Meetings	18
11.2	Special Meetings	19
11.3	Place of Meetings	19
11.4	Access to Meeting by Electronic Means	19

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- vi -

11.5	Notice of Meetings	19
11.6	Chair, Secretary and Scrutineers	19
11.7	Persons Entitled to be Present	20
11.8	Quorum	20
11.9	Proxies	20
11.10	Time for Deposit of Proxies	20
11.11	Joint Shareholders	20
11.12	Votes to Govern	21
11.13	Show of Hands	21
11.14	Ballots	21
11.15	Adjournment	21
11.16	Action in writing by shareholders	22

	SECTION 12
	NOTICES

12.1	Method of Giving Notice	22
12.2	Notice to Joint Shareholders	22
12.3	Computation of Time	22
12.4	Undelivered Notices	22
12.5	Omissions and Errors	23
12.6	Persons Entitled by Death or Operation of Law	23
12.7	Waiver of Notice	23
12.8	Electronic Documents	23

	SECTION 13
	REPEAL

13.1	Repeal	23

	SECTION 14
	EFFECTIVE DATE

14.1	Effective Date	24

SEABRIDGE GOLD	IV

BE IT ENACTED as a by-law of the Corporation as follows:

Section 1

INTERPRETATION

1.1       Definitions. In the by-laws of the Corporation, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act, and any statute that may be substituted therefor, as from time to time amended and, in the case of such substitution, any references in the by-laws of the Corporation to provisions in the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

“annual and special meeting of shareholders” means an annual meeting of shareholders at which a special resolution is being submitted to shareholders;

“appoint” includes “elect” and vice versa;

“applicable securities laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, and the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

“articles” means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

“board” means the board of directors of the Corporation and includes, where the context permits or requires, any committee of the board of directors in the exercise of powers delegated to it by the board of directors;

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“Corporation” means Seabridge Gold Inc.;

“meeting of shareholders” includes an annual meeting, an annual and special meeting or a special meeting, of shareholders;

“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

“public announcement” means disclosure in a news release disseminated by a national news service in Canada or in a document publicly filed by the Corporation in accordance with applicable securities laws;

“recorded address” means, in the case of a shareholder, that person’s address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of that joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board, that person’s latest address as recorded in the records of the Corporation;

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“Regulations” means the Regulations under the Act as published or from time to time amended and every regulation that may be substituted therefor, as from time to time amended and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations;

“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.4 or by a resolution passed pursuant thereto; and

“special meeting of shareholders” includes a special meeting of all shareholders entitled to vote at an annual meeting of shareholders and a meeting of any class or classes of shareholders entitled to vote on the question at issue.

Words and expressions not otherwise defined in these by-laws will have the meanings given to them in the Act or Regulations when used herein.

1.2     Interpretation. The division of this by-law into sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation. Words importing the singular number include the plural and vice versa; words importing gender include all genders; and words importing “persons” include individuals, bodies corporate, partnerships, trusts, associations, and unincorporated organizations, trustees, executors, administrators and legal representatives. In this by-law the words “including”, “includes” and “include” means “including (or includes or include) without limitation”. References in this by-law to a section, without further detail, shall be a reference to that section of this by-law.

1.3     Subject to the Act, Regulations, and Articles. This by-law is subject to, and should be read in conjunction with, the Act, the Regulations, and the articles. If there is any conflict or inconsistency between any provision of the Act, the Regulations, or the articles and any provision of this by-law, the provision of the Act, the Regulations, or the articles will govern.

Section 2

BUSINESS OF the CORPORATION

2.1     Registered Office. Until changed in accordance with the Act, the registered office of the Corporation will be in the province in Canada from time to time specified in the Articles, at the location determined by the board from time to time.

2.2     Corporate Seal. The Corporation may, but need not, adopt a corporate seal and if adopted it shall be in a form approved by the board.

2.3     Financial Year. The financial year of the Corporation will end on such date as may be determined by the directors from time to time.

2.4     Execution of Instruments. The board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may be signed. In the absence of specific direction by the board:

SEABRIDGE GOLD	2

(a)	except for documents executed in the usual and ordinary course of the Corporation’s business, all deeds, transfers, assignments, bills of sale, contracts, obligations, certificates and other documents or instruments may be signed on behalf of the Corporation by any two (2) of the chair of the board, chief executive officer, president, chief financial officer, chief operating officer, any vice-president, director, secretary, assistant secretary or any person holding another executive office created by by-law or by the board; and

(b)	all cheques, drafts or orders for payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or officers or person or persons, whether or not officers of the Corporation, in such manner as the board may from time to time designate by resolution.

Any signing officer may affix the corporate seal to any instrument requiring the same, but no instrument is invalid because the corporate seal is not affixed thereto.

2.5     Banking Arrangements. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, will be transacted with the banks, trust companies or other persons or organizations as may from time to time be designated by or under the authority of the board. The Corporation’s banking business, or any part thereof, shall be transacted under such agreements, instructions, and delegations of powers as the board may from time to time prescribe or authorize.

2.6     Voting Rights in Other Bodies Corporate. The board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights attaching to any securities held by the Corporation may or shall be exercised. In the absence of specific direction by the board, the signing officers of the Corporation under section 2.4 may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence will be in favour of the person or persons determined by the directors or, if not determined by the directors, by the officers executing those proxies or arranging for the issuance of voting certificates or other evidence of the right to exercise those voting rights.

Section 3

BORROWING AND SECURITY

3.1     Borrowing Power. Without limiting the borrowing powers of the Corporation as set forth in the Act and section 2.5, the board may, without authorization of the shareholders, from time to time:

(a)	borrow money upon the credit of the Corporation;

SEABRIDGE GOLD	3

(b)	issue, reissue, sell, hypothecate or pledge bonds, debentures, notes or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)	subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in or charge upon all or any real or personal, movable or immovable property of the Corporation, owned or subsequently acquired, including book debts, rights, powers, franchises and undertaking by way of mortgage, hypothec, pledge or otherwise, to secure payment of any evidence of indebtedness or guarantee whether present or future of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted, or endorsed by or on behalf of the Corporation.

3.2     Delegation. The board may from time to time by resolution delegate to a director, a committee of directors, or an officer of the Corporation any or all of the powers conferred on the board by section 3.1 or the Act to the extent and in the manner determined by the board at the time of delegation.

Section 4

DIRECTORS

4.1     Number of Directors and Quorum. Until changed in accordance with the Act, the board will consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. Subject to the Act and to section 4.6, the quorum for the transaction of business at any meeting of the board will be the lowest number of directors which is not less than 50% of the number of directors then in office.

4.2     Qualification. No person will be qualified for election as a director if that person is less than 18 years of age; if that person is incapable and has been so found by a court in Canada or elsewhere; if that person is not an individual; or if that person has the status of a bankrupt. A nominee director need not be a shareholder. Subject to the Act, at least 25% of the directors will be resident Canadians.

4.3     Election and Term. Directors will be elected at each annual meeting of shareholders to hold office until the close of the next annual meeting of shareholders or, subject to the Act, until their successors are elected or appointed. At each annual meeting of shareholders, subject to the Act, all the directors then in office will retire but, if qualified, will be eligible for re-election. The election will be by ordinary

SEABRIDGE GOLD	4

resolution and a separate vote of shareholders shall be taken with respect to each candidate nominated for director.

4.4     Number of Directors. The number of directors to be elected at any annual meeting will be the number of directors then in office unless the shareholders otherwise determine. Where the shareholders adopt an amendment to the number of directors to be elected at a meeting, they may at the meeting which approved such amendment, elect the number of directors authorized by the amendment.

4.5     Vacation of Office. A director ceases to hold office on death, on removal from office, with or without cause, by an ordinary resolution of the shareholders at a special meeting of shareholders, on ceasing to be qualified under the Act, or on receipt by the Corporation of a notice of resignation given in writing or by electronic transmission, or, if a time is specified in that resignation, at the time so specified, whichever is later. Any vacancies occurring in the board by reason of death, ceasing to be qualified, or written resignation may be filled by the affirmative votes of a majority of the remaining members of the board. A director so elected shall be elected to hold office until the expiration of the term of office of the director whom they have replaced. If the shareholders remove a director at a special meeting of shareholders, the vacancy created may be filled at such special meeting of shareholders, failing which it may be filled by the board.

4.6     Appointment of Additional Directors. The Directors may, within the maximum number permitted by the Articles, appoint one or more additional Directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of Directors so appointed may not exceed one third of the number of Directors elected at the previous annual meeting of shareholders.

4.7     Action by the Board. The board will manage, or supervise the management of, the business and affairs of the Corporation. Subject to sections 4.8 and 4.9, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.8     Canadian Majority Requirement. The directors will not transact business at a meeting, other than filling a vacancy in the board, unless at least 25% of the directors present are resident Canadians, except where a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communications facilities the business transacted at the meeting; and the required number of resident Canadian directors would have been present had that director been present at the meeting.

4.9     Participation in Meetings. A director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic, or other

SEABRIDGE GOLD	5

communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by those means is deemed to be present at the meeting.

4.10    Place of Meetings. Meetings of the board may be held at any place in or outside Canada.

4.11    Calling of Meetings. Meetings of the board will be held from time to time and at the time and place as the board, the chair of the board, the lead director, the chief executive officer or any two directors may determine. Should one or more of the foregoing call a meeting at (or substantially at) the same time, only one meeting shall be held at the time and place determined by, in order of priority, the board, the chair, the lead director or the chief executive officer.

4.12   Notice of Meeting. Notice of the time and place of each meeting of directors will be given in the manner provided in section 12.1 to each director not less than:

(a)	7 days, if notice is to be given as contemplated under section 12.1(b) and is mailed in Canada to all Canadian resident directors and is mailed in the United States of America (USA) to all USA resident directors;
(b)	10 days before the time the meeting is to be held, if notice is to be given as contemplated under section 12.1(b) and is mailed in Canada to a non-Canadian resident director; or
(c)	48 hours, if notice is to be given as contemplated under section 12.1(a) or 12.1(c),

before the time when the meeting is to be held.

A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except that if the Act requires any matter to be specified, reference to that matter will be made in the notice or material that accompanies the notice. A director may, in any manner, waive notice of or otherwise consent to a meeting of the board, either before or after the meeting to which that waiver or consent relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.13    First Meeting of New Board. Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which that board is elected.

4.14   Adjourned Meeting. A majority of the directors present at any meeting of the board, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. Notice of an adjourned meeting of directors is not required if the time and place of the adjourned meeting is announced at the meeting from which the adjournment is taken.

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4.15   Lead Director. If considered necessary or desirable, the board may choose to appoint a lead director of the board, who will be a director and, subject to the provisions of the Act, will have such powers and duties as the board may specify from time to time. The chair of the board or the board may also assign to a lead director duties to act as chair at meetings of the board, meetings of the executive committee of the board, or meetings of the shareholders.

4.16   Chair. The chair of any meeting of the board will be the first mentioned of the following who is a director present at the meeting: chair of the board, lead director, chief executive officer or president. If none of those is present, the directors present will choose one of their number to be chair.

4.17   Votes to Govern. At all meetings of the board, every question will be decided by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting will not be entitled to a second or casting vote.

4.18   Remuneration and Expenses. The directors will be paid that remuneration for their services as the board may from time to time determine. The directors will also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained precludes any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.19   Resolution in Lieu of Meeting. Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors or a committee of directors is as valid as if it had been passed at a meeting of the directors or a committee of directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed.

4.20   Amendments to the Act. It is hereby affirmed that the intention of sections 4.2, 4.8 and 5.4 as they relate to Canadian representation is to comply with the minimum requirements of the Act and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be correspondingly amended, deleted or replaced.

Section 5

ADVANCE NOTICE OF DIRECTOR NOMINATIONS

5.1     Nomination of Directors. Subject to the Act, applicable securities law and the articles, and for so long as the Corporation is a distributing corporation, only persons who are eligible under the Act and who are nominated in accordance with the following procedures will be eligible for election as directors of the Corporation at a

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meeting. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, as follows:

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)	by or at the request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person or persons (each, a “Nominating Shareholder”) who, at the close of business on the date of the giving of the notice by the Nominating Shareholder provided for below in section 5.2 and at the close of business on the record date for notice of that meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at that meeting or who beneficially owns shares that are entitled to be voted at that meeting and provides evidence of ownership that is satisfactory to the board acting reasonably and who complies with the notice procedures set forth in section 5.2.

5.2     Notice of Nomination. In addition to any other requirements under applicable law, for a nomination to be made by a Nominating Shareholder, that person must have given notice thereof that is both timely in accordance with 5.3 and in proper written form in accordance with section 5.4 to the secretary of the Corporation in accordance with section 5.7. For the avoidance of doubt, the procedures set forth in this Section 5, shall be the exclusive means for any person to bring nominees for election to the board.

5.3    Timely Notice. To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be given: (i) in the case of an annual meeting of shareholders (and including an annual and special meeting), not less than 60 days prior to the date of the meeting; provided, however, that if the date of the annual meeting of shareholders is less than 70 days after the date (the “Notice Date”) on which the first public disclosure of the date of the annual meeting was made by the Corporation, notice must be given by the Nominating Shareholder not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting of shareholders that is a meeting called for the purpose of electing directors, whether or not called for other purposes, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made by the Corporation. In the event of an adjournment or postponement of a meeting, a new time period shall commence for the giving of a timely notice under section 5.3.

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5.4     Information Required. To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must be in writing and set forth:

(a)	for each person whom the Nominating Shareholder proposes to nominate for election as a director:
(i)	the name, age, business and residential address of the person,
(ii)	the present principal occupation or employment of the person and the principal occupation or employment for the five years preceding the notice,
(iii)	whether the person is a “resident Canadian” within the meaning of the Act,
(iv)	the class or series and number of shares in the capital of the Corporation (or of its subsidiaries) which are controlled, directed or owned, beneficially or of record, directly or indirectly, by the person as of the record date for the meeting of shareholders (if that date has occurred, otherwise particulars will be provided as of the record date immediately following the occurrence of that date) and as of the date of the notice,
(v)	a description of any relationships, agreements, arrangements, or understandings (including (a) financial, monetary compensation or indemnity related, and (b) requiring the nominee to vote in a certain manner) with any person or any affiliates or associates of, or any person or entity acting jointly or in concert with, the person or the Nominating Shareholder, in connection with the person’s nomination and election as director;
(vi)	a duly completed personal information form of the person in the forms as prescribed by the principal stock exchanges on which the securities of the Corporation are listed for trading; and
(vii)	any other information that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or applicable securities laws.
(b)	as to the Nominating Shareholder:
(i)	their name, business and residential address;
(ii)	the name, business and residential address of any other person (a “Co-Actor”): (A) with whom the Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its

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securities, or (B) any other person known by the Nominating Shareholder to financially or otherwise materially support the nomination of a proposed nominee;

(iii)	the class or series and number of shares in the capital of the Corporation or any of its subsidiaries which are controlled, directed or owned, beneficially or of record, directly or indirectly, by the Nominating Shareholder or any Co-Actor and the number of securities of each class of voting securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by such Nominating Shareholder or any Co-Actor (and, for each such person, rights to acquire shares in the capital of the Corporation, any derivatives or other securities, instruments or arrangements for which the value or delivery, payment or settlement obligations are derived from, referenced to or based on any such shares, and any hedging transactions, short positions and borrowing or lending arrangements relating to such shares) with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such nomination notice;
(iv)	any agreement, commitment, arrangement or understanding between the Nominating Shareholder and any Co-Actor that pertains to the nomination of the proposed nominee or to the future service of a proposed nominee as a director;
(v)	their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;
(vi)	full particulars of any proxy, contract, arrangement, agreement or understanding pursuant to which the Nominating Shareholder, or any of its affiliates or associates, or any Co-Actor, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board; and
(vii)	any other information that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or applicable securities laws; and
(c)	a consent duly signed by each person who is a proposed nominee to stand for election to the board and serve as a director if elected.

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Reference to “Nominating Shareholder” in this section 5.4 will be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

5.5     Other Information. The Corporation may require any proposed nominee for election as a director to furnish such other information as may be necessary to determine the eligibility of that proposed nominee to serve as an independent director, in the same manner as would be required and disclosed by management nominees, to comply with the Act, applicable securities laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice will be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in that notice will be true and correct as of the record date for the meeting of shareholders to which that notice relates.

5.6     Discretion of the Chair. The chair of any meeting of shareholders of the Corporation shall have the power and duty to determine whether a nomination was made in accordance with the procedures of this section 5 and, if any proposed nomination is not in compliance with those provisions, to declare that the nomination is defective and will be disregarded.

5.7     Delivery of Notice. Notwithstanding any other provision of this by-law, notice given to the secretary of the Corporation by a Nominating Shareholder may only be given by:

(a)	personal delivery to the secretary of the Corporation at the address of the head office of the Corporation, or
(b)	sending to the secretary at the recorded address of the secretary by any means of transmitted or recorded communication, including email or facsimile transmission, and will be deemed to have been given:
(i)	if by personal delivery, at the time it is served, or
(ii)	if sent by transmission, at the time that confirmation of that transmission has been received;

and if notice is given in the required manner on a non-business day or on a business day later than 5:00 p.m. (Toronto time), it will be deemed to have been given on the next day that is a business day.

5.8     Board Discretion. Notwithstanding any of the foregoing, the board may, in its sole discretion, waive any requirement of this section 5.

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SECTION 6

COMMITTEES

6.1         Committee of Directors. The board may appoint from its members one or more committees of directors, however designated, and delegate to those committees any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.

6.2          Procedure. Unless otherwise determined by the board, each committee will have the power to fix its quorum at not less than a majority of its members, to elect its chair, and to regulate its procedure. In the absence of such rules and procedures, each committee shall conduct its business in the same manner as the board conducts its business.

6.3          Transaction of Business. The powers of a committee of directors may be exercised by a meeting at which a quorum of the committee is present, including as permitted by section 4.8, or by resolution in writing signed by all the members of that committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any committee may be held at any place in or outside Canada.

6.4          Audit Committee. For so long as the Corporation is a distributing corporation, the board will elect annually from among its number an audit committee to be composed of not fewer than 3 directors each of whom must be independent in accordance with applicable securities laws. The audit committee will have the powers and duties delegated to it in accordance with section 6.1.

SECTION 7

OFFICERS

7.1          Appointment. The board may from time to time appoint a chair of the board, a chief executive officer, a lead director, a president, a chief financial officer, a secretary, and such other officers as the board may determine. The board or the chief executive officer may from time to time specify the duties of those officers and, in accordance with this by-law and subject to the provisions of the Act, the board may delegate to those officers the powers to manage the business and affairs of the Corporation. Any two or more offices may be held by the same individual, subject to applicable securities laws.

7.2          Chair of the Board. The chair of the board will be a director and will act as chair at all meetings of the board, meetings of any executive committee of the board, and meetings of the shareholders at which, in each case, he or she is present, unless the chair of the board or the board has assigned any of those duties to a lead director, if appointed, or other director. The board may assign to the chair of the board any of the

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powers and duties that are by any provisions of this by - law capable of being assigned to the chief executive officer; and the chair of the board will, subject to the provisions of the Act, have such other powers and duties as the board may specify.

7.3          Chief Executive Officer. The chief executive officer, subject to the authority of the board, will have general supervision of the business and affairs of the Corporation and such other powers and duties as are specified herein or by the board at any time.

7.4          Chief Financial Officer. The chief financial officer shall be the principal financial officer of the Corporation and shall have such powers and perform such duties as may be assigned to him or her from time to time by the board, the chair or the chief executive officer.

7.5         Secretary. The secretary will attend and be the secretary of all meetings of the board and shareholders and, if requested by committees of the board, of such committees, and will enter or cause to be entered in records kept for that purpose minutes of all proceedings of those meetings; the secretary will give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and, if requested, members of committees of the board; the secretary will be the custodian of the corporate seal of the Corporation, if any, and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary will have such other powers and duties as the board or the chief executive officer may specify.

7.6          Powers and Duties of Officers. The powers and duties of all officers shall be in accordance with the terms of their engagement or as the board or (except for those whose powers and duties are to be specified only by the board) the chief executive officer may specify. The board and (except as provided above) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

7.7          Term of Office. The board, in its discretion, may remove any officer of the Corporation, without prejudice to that officer’s rights under any employment contract. Otherwise, each officer appointed by the board will hold office until the earlier of the time when that person’s successor is appointed or the time when the officer resigns.

7.8          Agents and Attorneys. The board will have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub- delegate) as may be thought fit.

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SECTION 8

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

8.1          Limitation of Liability. Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties will act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer will be liable for the acts, omission, failures, neglects or defaults of any other director or officer or employee, or for joining in any act for conformity, or for any loss, damage or expense happening suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation will be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation will be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which will happen in the execution of the duties of his or her office or in relation thereto, unless the same are occasioned by his or her own willful neglect or default; provided that nothing herein will relieve any director or officer from the duty to act in accordance with the Act and the Regulations or from liability for any breach thereof.

The directors of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done, or entered into on behalf of the Corporation, unless as such shall have been submitted to and authorized or approved by the board.

8.2          Indemnity. Subject to the limitations contained in the Act, the Corporation will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and that person’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a fine or judgment, reasonably incurred by that person in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation or such body corporate.

The Corporation will also indemnify that person in such other circumstances as the Act permits or requires. Nothing herein shall limit the discretion of the Corporation to indemnify or limit the right to indemnity to make a claim therefor, apart from the provisions of this section 8.

8.3          Advancement of Expenses. The Corporation shall pay the expenses (including legal fees, disbursements and charges) actually and reasonably incurred by a director or officer, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer (or an individual acting in a similar

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capacity) of another entity which the Corporation is or was is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and that person’s heirs and legal representatives, in defending any action or proceedings in advance of its final disposition, upon receipt of an undertaking by or on behalf of such individual to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such individual is not entitled to be indemnified for such expenses under this section 8.3 or otherwise. The individual shall repay the monies if he or she does not fulfill the conditions of section 8.4.

8.4          Exclusions. The Corporation shall not indemnify an individual under this section 8 unless he or she:

(a)	acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer or in a similar capacity at the Corporation’s request; and
(b)	in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

8.5         Non-Exclusivity of Rights. The rights conferred on any individual by this section 8 will not be exclusive of any other right which such individual may have or hereafter acquire under any statute, articles, by-laws, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Act.

8.6         Insurance. Subject to the limitations contained in the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 8.2.

8.7          Repeal, Amendment or Modification. Any amendment, repeal or modification of this section shall not adversely affect any right or protection hereunder of any individual in respect of any act or omission occurring before the time of such repeal or modification.

SECTION 9

SHARES

9.1          Allotment. Subject to the provisions of the Act, the board may from time-to-time allot or grant the right to purchase the whole or any part of the authorized and

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unissued shares of the Corporation at the times, to the persons, and for the consideration as the board determines, provided that no share will be issued until it is fully paid as prescribed by the Act.

9.2          Commissions. The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of that person’s purchasing or agreeing to purchase shares or other securities of the Corporation from the Corporation or from any other person or procuring or agreeing to procure purchasers for any such shares or other securities.

9.3          Registration of Transfer. Subject to the Act, no transfer of a share will be registered in a securities register except upon compliance with the reasonable requirements of the Corporation and its transfer agent(s).

9.4          Transfer Agents and Registrars. The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers of transfers, but one person may be appointed both registrar and transfer agent. The board may terminate that appointment at any time.

9.5          Non-Recognition of Trusts. Subject to the provisions of the Act, the Corporation is entitled to treat the registered owner of a security of the Corporation as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of that security, and otherwise to exercise all the rights and powers of an owner of that security.

9.6          Share Certificates. Every holder of one or more shares of the Corporation will be entitled, at the holder’s option, to a share certificate, or to a non-transferable written acknowledgement of the holder’s right to obtain a share certificate, stating the number and class or series of shares held by the holder as shown on the securities register. Share certificates and acknowledgements of a shareholder’s right to a share certificate, respectively, will be in the form as approved by the board from time to time. Any share certificate will be signed in accordance with section 2.4 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed will not be valid unless countersigned by or on behalf of that transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and that facsimile signature will for all purposes be deemed to be the signature of the officer whose signature it reproduces and will be binding upon the Corporation. A share certificate executed as set out above will be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

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9.7          Non-Certificated Registered Owners. For greater certainty, but subject to subsection 49(1) of the Act , a registered shareholder may have their holdings of shares evidenced by an electronic, book-based, direct registration service or other non- certificated entry or position on the register of shareholders to be kept by the Corporation in place of a physical share certificate pursuant to a registration system that may be adopted by the Corporation, in conjunction with its transfer agent. This By-Law shall be read such that a registered holder of shares of the Corporation pursuant to any such electronic, book-based, direct registration service or other non- certificated entry or position shall be entitled to all of the same benefits, rights, entitlements and shall incur the same duties and obligations as a registered holder of shares evidenced by a physical share certificate. The Corporation and its transfer agent may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a share registration system by electronic, book-based, direct registration system or other non-certificated means.

9.8          Replacement of Share Certificates. The board or any officer or agent designated by the board may in its or his or her discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken if the owner:

(a)	so requests before the Corporation has notice that the security has been acquired by a bona fide purchaser;
(b)	furnishes the Corporation with an indemnity bond sufficient, in the discretion of the board, to protect the Corporation; and
(c)	satisfies any other reasonable requisites imposed by the Corporation from time to time, whether generally or in any particular case.

9.9          Joint Shareholders. If two or more persons are registered as joint holders of any share, the Corporation will not be bound to issue more than one certificate or written acknowledgement referred to in section 9.8 in respect thereof, and delivery of that certificate or written acknowledgement to one of those persons will be sufficient delivery to all of them. Any one of those persons may give effectual receipts for the certificate or written acknowledgement issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of that share.

9.10       Deceased Shareholders. In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation will not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

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SECTION 10

DIVIDENDS AND RIGHTS

10.1       Dividends. The board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid by issuing fully paid shares of the Corporation and, subject to the provisions of the Act, in money or property. Any dividend unclaimed after a period of 6 years from the date on which the dividend was declared to be payable will be forfeited and will revert to the Corporation.

10.2       Dividend Payments. Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the board may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder’s recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all those joint holders and, if applicable, sent to them at their recorded address, unless those joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the board in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable. In the event of non-receipt of any payment made as contemplated by this section 10.2 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The board may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

10.3       Record Date for Dividends and Rights. The board may, within the period prescribed by the Act, fix in advance a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation and notice of the record date will be given within the prescribed period in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation will be at the close of business on the day on which the directors pass the resolution relating thereto.

SECTION 11

MEETINGS OF SHAREHOLDERS

11.1        Annual Meetings. Subject to the Act, the annual meeting of shareholders will be held at the time in each year and, subject to section 11.3, at the place as the board

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may from time to time determine, for the purposes of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing the auditor, and for the transaction of other business as may properly be brought before the meeting.

11.2       Special Meetings. The board, chair of the board, lead director, or the chief executive officer will have the power to call a special meeting of shareholders at any time.

11.3       Place of Meetings. Meetings of shareholders will be held in the municipality in which the registered office of the Corporation is located or at another place in Canada as the board determines. Notwithstanding the foregoing, if the board or shareholders calling a meeting of shareholders so determine, that meeting may be held entirely by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting in accordance with the Act and a person participating in a meeting by those means is deemed to be present at the meeting.

11.4      Access to Meeting by Electronic Means. If the board determines to facilitate shareholder access to a meeting of shareholders taking place in person by providing an alternative means of access through a telephonic or electronic facility (including broadcast, streaming or other communication means) that permits participants to view the proceedings of the meeting and may permit the submission of questions or comments, then any failure to permit all participants to communicate adequately with each other during the meeting will not invalidate the meeting or the validity of the proceedings at the meeting.

11.5       Notice of Meetings. Notice of the time and place of each meeting of shareholders will be given in the manner provided in section 12 within the prescribed period to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and include the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may, in any manner, waive notice of or otherwise consent to a meeting of shareholders.

11.6       Chair, Secretary and Scrutineers. The chair of any meeting of shareholders will be the chair of the board or lead director, if so delegated by the chair of the board or the board, or, in their absence, the chief executive officer; failing which, another officer of the Corporation will act as chair. If none of those persons is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote will choose one of their number to be chair. If the secretary of the Corporation is absent, the chair will appoint some person, who need not be a shareholder, to act

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as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by the chair of the meeting or with the consent of the meeting.

11.7       Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders will be those entitled to vote thereat, the directors and auditors of the Corporation, and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

11.8       Quorum. A quorum for the transaction of business at any meeting of shareholders will be 3 persons present in person, each being a shareholder or representative duly authorized in accordance with the Act entitled to vote thereat or a duly appointed proxy for a shareholder so entitled and holding or representing, in the aggregate, not less than 33 1/3% of the votes entitled to be cast at the meeting. If a quorum is present at the opening of the meeting, the shareholders present in person or by proxy may proceed with the business of the meeting even if a quorum is not present throughout the meeting.

11.9       Proxies. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act as that shareholder’s nominee at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy must be in writing executed by the shareholder or the shareholder’s attorney or authorized representative and conform with the requirements of the Act. The chair of the meeting shall have the discretion to decide, or to delegate decision-making authority to the scrutineer to decide on the chair’s behalf, on the sufficiency of the documentation provided to evidence the authority of the shareholder’s attorney or authorized representative to act as the shareholder’s nominee at the meeting.

11.10    Time for Deposit of Proxies. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of that meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at that meeting must be deposited. A proxy will be acted upon only if, prior to the time so specified, it has been deposited with the Corporation or an agent thereof specified in that notice or, if no time is specified in that notice, unless it has been received by the secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

11.11     Joint Shareholders. If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they will vote as one on the shares jointly held by them.

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11.12    Votes to Govern. At any meeting of shareholders, unless otherwise required by the articles, by-laws, or applicable law, every question will be determined by the majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting will not be entitled to a second or casting vote.

11.13    Show of Hands. Subject to the provisions of the Act, any question at a meeting of shareholders will be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote will have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting will be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken will be the decision of the shareholders upon the said question. Any vote referred to in section 11.12 and this section 11.13 may be held, subject to and in accordance with the Act, partly or entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility. Any person participating in a meeting of shareholders under section 11.3 and entitled to vote at that meeting may vote, subject to and in accordance with the Act by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

11.14    Ballots. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chair or any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded will be taken in the manner directed by the chair. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present will be entitled, in respect of the shares that person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of that ballot will be the decision of the shareholders upon that question.

11.15    Adjournment. If a quorum is not present at the opening of a meeting of shareholders, the chair of the meeting may, with the consent of the shareholders present, adjourn the meeting to a fixed time and place but may not transact any other business. The chair may decide, in the chair’s discretion, to adjourn a properly constituted meeting of shareholders, with the consent of the shareholders present and subject to the conditions determined by the shareholders, to a fixed time and place. If a meeting of shareholders is adjourned for less than 30 days, it will not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting will be given as for an original meeting.

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11.16    Action in writing by shareholders. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders, unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor, in each case in accordance with the Act.

SECTION 12

NOTICES

12.1       Method of Giving Notice. Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Regulations, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor, or member of a committee of the board will be sufficiently given and deemed to be delivered:

(a)	if delivered personally to the person to whom it is to be given or to that person’s recorded address, when it is delivered;
(b)	if mailed to that person at that person’s recorded address by prepaid mail, when deposited in a post office or public letter box; or
(c)	if sent to that person at that person’s recorded address by any means of transmitted or recorded communication, including email or facsimile transmission, when confirmation of completed transmission is received by the sender.

The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor, or member of a committee of the board in accordance with any information believed by the secretary to be reliable. Notwithstanding the foregoing, subject to the Act and applicable securities laws, any notice will be deemed to be sufficiently given and delivered if given in accordance with notice and access provisions as set out therein.

12.2       Notice to Joint Shareholders. If two or more persons are registered as joint holders of any share, any notice will be addressed to all of those joint holders but notice to one of those persons will be sufficient notice to all of them.

12.3      Computation of Time. In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice and the date of the meeting or other event will both be excluded.

12.4        Undelivered Notices. If any notice given to a shareholder pursuant to section 12.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation will not be required to give any further notices to that

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shareholder until that shareholder informs the Corporation in writing of that shareholder’s new address.

12.5       Omissions and Errors. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof will not invalidate any action taken at any meeting held pursuant to that notice or otherwise founded thereon.

12.6       Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, will become entitled to any share, will be bound by every notice in respect of that share which has been duly given to the shareholder from whom that person derives that person’s title to that share prior to that person’s name and address being entered on the securities register (whether that notice was given before or after the happening of the event upon which that person became so entitled) and prior to that person’s furnishing to the Corporation the proof of authority or evidence of that person’s entitlement prescribed by the Act.

12.7       Waiver of Notice. Any shareholder (or duly appointed proxyholder), director, officer, auditor, or member of a committee of the board may at any time waive the sending of any notice, or waive or abridge the time for any notice, required to be given to that person under any provision of the Act, the Regulations, the articles, the by-laws or otherwise and that waiver or abridgement will cure any default in the giving or in the time of that notice, as the case may be. Any waiver or abridgement will be in writing except a waiver of notice of a meeting of the board or of any committee of the board, which may be given in any manner.

12.8       Electronic Documents. A requirement under these by-laws that a notice, document or other information be provided in writing may be satisfied by providing an electronic document and a requirement under these by-laws for a signature or that a document be executed, in relation to an electronic document, may be satisfied, in each case, if the requirements in the Act (or any duly granted exemption under the Act) in respect thereof are met.

SECTION 13

REPEAL

13.1       Repeal. All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. That repeal will not affect the previous operation of the repealed by-laws or affect the validity of any act done or right, privilege, obligation, or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained prior to, that repealed by-law prior to its repeal. All officers and persons acting under that by- law so repealed will continue to

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act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under that repealed by-law will continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

SECTION 14

EFFECTIVE DATE

14.1       Effective Date. This by-law will come into force when enacted by the directors, subject to the Act.

ENACTED by the board the 9th day of December, 2024.

AMENDED by the board the 13th day of May, 2025.

CONFIRMED by the shareholders the___ day of June, 2025

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